Third Quarter 2006 For the nine months ending September 30, 2006

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated

Third Quarter Highlights

-	59 percent payout ratio highlights second consecutive quarter of record financial results.

-	Cash flow of $120 million demonstrates the value of Provident’s balanced portfolio strategy in a volatile commodity price environment.

-	Record Midstream EBITDA of $66 million reflects a favourable commodity price environment and operational excellence.

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Upstream production of 30,800 barrels of oil equivalent per day includes one month of production from Provident’s $473 million acquisition of high-quality, long-life natural gas assets in Northwest Alberta that closed, with concurrent financing, on August 31.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) reported third quarter 2006 cash flow from operations of $120.1 million ($0.61/unit) compared to $86.3 million ($0.53/unit) generated in the third quarter of 2005, an increase of 39 percent. Distributions declared in the quarter totalled $71.0 million ($0.36/unit) compared to $59.3 million ($0.36/unit) in 2005. Provident’s payout ratio of cash flow from operations was 59 percent in the third quarter, compared to 69 percent in the same period a year earlier.

“Our results to date this year illustrate that the significant strategic initiatives we have taken over the last couple of years are delivering the anticipated results,” said Provident President and Chief Executive Officer Tom Buchanan. “In Midstream, we are realizing the benefits we sought when we combined our existing Redwater-based operations with the major west-to-east Empress-based operations we acquired in late 2005. We continue to strengthen the Canadian Oil and Gas Production business by acquiring quality assets and focusing on our best internal development opportunities. We have also advanced our objective of further growth in the U.S. by completing the BreitBurn IPO, providing our controlled and 65 percent-owned subsidiary, BreitBurn Energy Partners L.P., with direct access to U.S. capital markets and a competitive cost of capital to pursue its growth initiatives.”

Provident’s net earnings for the third quarter of 2006 were $120.9 million, up substantially from $18.4 million for the third quarter of 2005.  Net earnings for this quarter include an unrealized gain of $84.7 million on derivative contracts. Provident's risk management program incorporates the use of financial derivative instruments, including commodity price hedges, to stabilize cash flow over time.  Particularly in the Midstream business, Provident routinely enters into crude oil and natural gas futures contracts with effective periods of up to five years, to protect margins on the extraction, fractionation and sale of natural gas liquids (NGLs). Due to the accounting requirement to "mark to market" all unrealized gains and losses associated with future financial derivative instruments at a point in time and report these against current period income, Provident's net earnings show substantial quarterly variation that is not necessarily related to current operations.

Business Unit Results

Provident’s balanced portfolio includes diverse assets across the energy value chain in Canada and the United States. The company has three business units: Canadian Oil and Gas Production (COGP), U.S. Oil and Gas Production (USOGP), and Midstream.

Canadian Oil and Gas Production (COGP)

Provident’s COGP business unit produces and sells primarily natural gas, light/medium oil, and natural gas liquids (NGLs). Production assets are located in Alberta and southern Saskatchewan.

COGP generated $41.3 million in cash flow from operations for the recently completed quarter, compared to $55.5 million in the third quarter of 2005. The decrease in cash flow is due to reduced production and significantly lower natural gas prices in 2006 than in 2005.

Production averaged 23,100 barrels of oil equivalent per day (boed) in the third quarter, down from 25,900 boed in the third quarter of 2005. The year-over-year decline reflects a property disposition of approximately 2,100 boed in September 2005 and natural declines, partially offset by drilling activity and one month of new production from the Rainbow asset acquisition. Production in September was impacted by short-term outages on transportation pipeline systems and temporary surface facility problems in Northwest Alberta. Current production is approximately 26,500 boed, and production for the year remains ahead of expectations. Production during the third quarter was weighted 57 percent natural gas, 34 percent medium/light crude oil and NGLs, and nine percent heavy oil.

Third quarter 2006 field operating netback was $23.65 per barrel of oil equivalent (boe), down from $32.90 per boe in the same quarter a year ago. The decrease reflects a 30 percent reduction in natural gas prices. Operating costs were $22.9 million ($10.78 per boe) for the third quarter of 2006, compared to $23.9 million ($10.03 per boe) during the third quarter of 2005. While per-barrel operating costs were higher than a year ago due to cost pressures across the industry, they were lower than second quarter 2006 costs of $11.05 per boe.

Provident spent $14.5 million in COGP capital expenditures in the quarter. The bulk of the capital ($10.9 million) was spent on drilling, completion and tie-in activities in Southern Alberta, West Central Alberta and Lloydminster. Southern Saskatchewan expenditures of $1.8 million consisted of further land acquisition in the area as well as drilling activity. Capital spending was minimal in the new Northwest Alberta core area, consisting of preparation costs for the 2007 winter drilling season.

On August 31, Provident closed the acquisition of high quality operated natural gas assets in the Rainbow area for a net purchase price of approximately $473 million. These assets establish Provident’s new Northwest Alberta core area and strengthen Provident’s Canadian upstream business. The reserve life index exceeds 11 years, and there are over 200 identified drilling locations and an expansive land base with long-term development opportunities. The acquisition was funded by a combination of bank debt and an equity offering of 16.3 million units that provided net proceeds of $214.2 million.

Provident Energy Trust Q3

U.S. Oil and Gas Production (USOGP)

Provident’s USOGP business unit produces and sells primarily light crude oil from basins in Southern California and Wyoming. In the third quarter, BreitBurn Energy Company L.P. (BreitBurn) operated 99 percent of the production, and Provident owned approximately 96 percent of BreitBurn.

USOGP generated $20.2 million of cash flow from operations in the third quarter of 2006, up from $18.7 million in the same period in 2005. Production averaged 7,700 boed in the third quarter of 2006, comparable to 7,800 boed in the same quarter last year. Completion of several capital projects resulted in a third quarter exit rate of 7,850 boed. Third quarter production was weighted 95 percent light/medium crude oil and five percent natural gas.

Field operating netbacks in the third quarter of 2006 were $42.16 per boe, comparable with $43.03 in the third quarter of 2005. Operating costs were $17.94 per boe during the quarter, up from $14.80 per boe during the third quarter of 2005. While most USOGP production is in high cost operating areas, the competitive royalty regime offsets those costs to produce attractive netbacks.

Provident spent $13.5 million on USOGP capital expenditures during the third quarter. Significant capital projects included drilling three wells and optimizing six others in the Wyoming fields for $3.5 million, continuing to develop the Orcutt field thermal reservoir for $1.7 million, and recompleting three wells and undertaking a water handling project in Santa Fe Springs for $1.8 million. Facility and sustaining capital expenditures totalled $3.1 million, with the balance of capital allocated to corporate and real estate development projects.

On October 3, 2006, Provident, through BreitBurn, announced the initial public offering of BreitBurn Energy Partners L.P. (NASDAQ-BBEP), a master limited partnership that will operate approximately two-thirds of the current USOGP production and approximately half of current reserves. Selected producing assets in California and Wyoming have been transferred to the new public partnership. Key assets to remain in Provident’s existing BreitBurn subsidiary are at Orcutt and at West Pico, both in California. Provident continues to own 96 percent of the existing subsidiary, and approximately 65 percent of the new publicly-traded partnership. The Los Angeles-based BreitBurn management team will continue to operate both the new partnership and the existing subsidiary. Provident used the net proceeds of $118.8 million from the initial public offering to pay down debt both in Canada and in the U.S.

Midstream

Provident’s Midstream business unit participates in all elements of the natural gas liquids (NGL) value chain, including extraction of NGLs from natural gas, transportation, fractionation of the blended NGLs into products (ethane, propane, butane and condensate), storage of blended NGLs and NGL products, and distribution and marketing of NGL products. Provident is the second largest integrated NGL player in Canada, and is one of two Canadian companies with ownership in a west-to-east NGL system.

For the third quarter of 2006, Provident’s Midstream business unit generated earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) of $66.0 million, up substantially from $13.0 million in the third quarter of 2005. Midstream cash flow from operations was $58.6 million in the third quarter, up from $12.2 million in the same quarter of 2005. The increases reflect the major NGL business acquisition Provident completed in December 2005, an excellent business environment, and operating success. The business environment was characterized by a wide gap between natural gas prices (a key input cost) and crude oil prices (against which NGLs are typically priced), as well as strong NGL prices relative to crude oil. July and August results were stronger than September results, due to crude oil price declines in September that also reduced NGL prices.

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Provident managed 166,483 barrels per day (bpd) of NGLs during the third quarter, up from 61,760 bpd in the third quarter of 2005. The additional volumes reflect the NGL business acquisition and the addition of the new condensate offloading facility in the second quarter. Midstream operating results were strong, with notable success in marketing propane volumes on a ratable basis through the summer months, mitigating the impact of what is typically a slower season for propane sales. As well, the new condensate terminal at Redwater performed well, and the expansion of that facility is proceeding on time and on budget.

Midstream capital expenditure in the third quarter was $10.3 million, almost all of which was spent on the expansion of the Redwater condensate terminal.

Outlook

Efforts to strengthen Provident’s upstream production business, particularly in Canada, have proceeded very well in 2006. The acquisition of the Rainbow natural gas assets in August gives the COGP team a new core area with excellent development potential. Planning for the 2007 winter drilling season is ahead of schedule, and the team intends to drill 30 to 40 wells beginning in January. The new wells are anticipated to fully offset natural declines, such that production from the Rainbow area (Northwestern Alberta) is expected to remain relatively steady through 2007. Provident also continues to pursue attractive internal development activities in its Southwest Saskatchewan shallow gas play.

In focusing on the best opportunities, the COGP team is continuing to rationalize the overall Canadian upstream portfolio. Consistent with the disposition in September 2005 of non-core properties producing approximately 2,100 boed, the COGP business unit is currently offering another asset package of approximately 2,000 barrels per day for sale. The assets to be sold are heavy oil assets in the Lloydminster area, which is no longer a focus area for Provident. The sale is expected at the end of 2006 or the beginning of 2007.

In the U.S. Oil and Gas Production business, both strategic and operational initiatives are moving ahead. On the operational front, regulatory and permitting activity is underway at Orcutt that will enable the thermal diatomite cyclic steam project in the Santa Maria basin to move to production in 2007. BreitBurn anticipates beginning drilling early in 2007, with production ramping up gradually to peak in 2008 or 2009 at 1,500 to 1,800 boed (based on the success of the initial test wells). If the Orcutt diatomite project is successful, it could prove the potential for additional projects in the future. The expected total capital cost for this first project is in the order of $60 million.

Provident’s major strategic initiative of 2006 for BreitBurn was the initial public offering of BreitBurn Energy Partners L.P. (“the IPO”). Provident undertook the IPO to create a U.S.-based public vehicle with direct access to U.S. capital markets at a highly competitive valuation and cost of capital. Accordingly, Provident believes BreitBurn Energy Partners L.P. will be positioned to execute an accretive growth plan in an increasingly competitive U.S. environment for mergers and acquisitions. Pursuant to the IPO, Provident was able to recapture a portion of its capital investment in BreitBurn while retaining control of the general partner of BreitBurn Energy Partners L.P. and holding approximately 65 percent of the outstanding partnership units. Provident also retains approximately 96 percent ownership in the pre-existing BreitBurn Energy Company L.P., which will continue to develop the U.S. assets that still have significant internal growth opportunities. Provident continues to see good potential value in the U.S., and believes that having both a public subsidiary and a development subsidiary based in the U.S. under common strong local management positions the company well for further U.S. growth and value creation.

Provident’s upstream production results to date in 2006 have been strong, reflecting a successful 2006 capital program and operational initiatives. In spite of some unexpected downtime in September and October, Provident is still expecting good production figures at the end of the year. Following the Rainbow acquisition, annual production guidance was increased at the end of the second quarter to 29,000 to 31,000 boed. Provident now expects to meet or exceed that guidance.

Provident Energy Trust Q3

In the Midstream business, a highly favourable business environment drove exceptionally strong EBITDA in the third quarter. Provident believes the strong Midstream performance seen through 2006 will continue, although the softening crude oil prices and strengthening natural gas prices will likely return NGL revenues to more typical levels for the fourth quarter.

2007 Capital Budget

The Board of Directors has approved a 2007 capital budget of $170 million. This budget anticipates funding attractive internal growth opportunities in all three business units, although the timing and completion of these projects will be reviewed quarterly in light of the evolving business environment and available cash flow. The Canadian oil and gas business is continuing to develop its Southwest Saskatchewan organic shallow gas play, as well as building the capital program for the new core area in Northwestern Alberta. The U.S. oil and gas business is pursuing growth in those assets that were not included in the new partnership, notably at Orcutt. And the Midstream business is finding numerous opportunities around storage and terminalling to serve the growing Alberta oil sands industry.

Government Tax Announcement

On October 31, 2006, the Canadian federal government announced its intention to change the tax treatment for all income trusts, significantly increasing the tax burden on trust distributions. For existing trusts including Provident, these changes would come into effect in 2011. There is no immediate impact on the trust’s operations or cash flow, and the trust remains in a strong financial position.

Provident’s business strategy is built around creating sustainable long-term value for investors, and that commitment will not change. Management is working to understand the long-term implications of the proposed taxation changes and will respond accordingly. Provident has a strong track record of finding innovative ways to create value - it was the first junior oil and gas company to convert into a trust, the first to diversify along the energy value chain, and the first to acquire U.S. assets, among other “firsts.” It is Provident’s intent that the legacy of innovation will continue as the energy trust sector adapts to the new taxation regime.

Provident is taking part in efforts by the Coalition of Canadian Energy Trusts and the Canadian Association of Income Funds to urge the Canadian government to engage in consultation about appropriate tax policy with respect to trusts, including energy trusts in particular. The new policy was announced with no warning or consultation, creating an unprecedented market reaction. Energy trusts are a well-established component of the Canadian energy industry, adding unique value by, among other things, developing mature basins to their maximum potential and operating important energy infrastructure. Provident unitholders can express their opinions on this new tax policy by writing or calling the Canadian Minister of Finance. Contact information is available on Provident’s website, at www.providentenergy.com.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada, Southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Financial Statements and Management’s Discussion and Analysis (MD&A)

Provident’s interim consolidated financial statements and MD&A for the quarter ended September 30, 2006, are available on SEDAR (www.sedar.com), and on Provident’s website, at www.providentenergy.com, under the heading “Investors.”

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities. Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com

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Consolidated financial highlights

Consolidated	Three months ended			Nine months ended
($ 000s except per unit data)	September 30,			September 30,
	2006	2005	% Change	2006	2005	% Change

Revenue (net of royalties and financial derivative instruments)	$661,022	$295,060	124	$1,639,167	$917,587	79

Cash flow from COGP operations (1)	$41,315	$55,470	(26)	$136,754	$133,137	3
Cash flow from USOGP operations (1)	20,156	18,669	8	49,397	43,807	13
Cash flow from midstream services and marketing (1)	58,618	12,179	381	123,834	37,946	226
Total cash flow from operations (1)	$120,089	$86,318	39	$309,985	$214,890	44
Per weighted average unit – basic (2)	$0.61	$0.53	15	$1.61	$1.38	17
Per weighted average unit – diluted (3)	$0.57	$0.53	8	$1.58	$1.38	14
Declared distributions to unitholders	$70,970	$59,333	20	$207,892	$168,068	24
Per unit	$0.36	$0.36	-	$1.08	$1.08	-
Percent of cash flow from operations paid out as declared distributions	59%	69%	(14)	67%	78%	(14)
Net income	$120,850	$18,386	557	$166,421	$42,425	292
Per weighted average unit – basic (2)	$0.61	$0.11	455	$0.87	$0.27	222
Per weighted average unit – diluted (3)	$0.58	$0.11	427	$0.86	$0.27	219
Capital expenditures	$38,254	$40,762	(6)	$129,522	$106,848	21
Nautilus acquisition	$-	$-	-	$-	$91,420	(100)
Property acquisitions	$473,197	$(680)	-	$471,708	$(680)	-
Property dispositions	$466	$44,639	(99)	$(1,239)	$44,639	-
Weighted average trust units outstanding (000s)
- Basic(2)	197,156	164,218	20	192,180	155,797	23
- Diluted(3)	220,362	164,543	34	199,768	156,122	28

Consolidated
	As at	As at
	September 30,	December 31,
($ 000s)	2006	2005	% Change
Capitalization
Long-term debt	$1,161,041	$884,604	31
Unitholders’ equity	$1,608,935	$1,404,826	15
(1) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2) Excludes exchangeable shares
(3) Includes dilutive impact of unit options, exchangeable shares and convertible debentures.

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Operational highlights

	Three months ended			Nine months ended
Consolidated	September 30,			September 30,
	2006	2005	% Change	2006	2005	% Change

Oil and Gas Production (1)
Daily production
Light/medium crude oil (bpd)	13,955	15,583	(10)	14,185	15,288	(7)
Heavy oil (bpd)	2,004	4,075	(51)	2,125	4,750	(55)
Natural gas liquids (bpd)	1,326	1,523	(13)	1,443	1,577	(8)
Natural gas (mcfpd)	80,991	75,523	7	79,792	78,353	2
Oil equivalent (boed)(2)	30,784	33,768	(9)	31,052	34,674	(10)
Average selling price (before realized non- hedging derivative instruments)
Light/medium crude oil ($/bbl)	$62.95	$62.95	-	$62.22	$54.51	14
Heavy oil ($/bbl)	$48.15	$46.74	3	$40.10	$31.95	26
Corporate oil blend ($/bbl)	$61.10	$59.59	3	$59.34	$49.16	21
Natural gas liquids ($/bbl)	$52.03	$54.27	(4)	$53.40	$48.96	9
Natural gas ($/mcf)	$5.88	$8.43	(30)	$6.64	$7.48	(11)
Oil equivalent ($/boe)(2)	$49.40	$56.00	(12)	$50.72	$47.55	7
Field netback (before realized non-hedging derivative instruments) ($/boe)	$28.26	$35.21	(20)	$29.39	$28.56	3
Field netback (including realized non-hedging derivative instruments) ($/boe)	$28.17	$28.25	-	$29.01	$23.64	23
Midstream services and marketing
Managed NGL volumes (bpd)	166,483	61,760	170	162,959	59,870	172
EBITDA (000s)(3)	$65,958	$12,978	408	$145,209	$41,123	253
(1) Production figures reflect the September 29, 2005 disposition of various non-core properties that averaged 2,100 boed.
(2) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(3) EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items.

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Management’s discussion and analysis

The following analysis dated November 9, 2006 provides a detailed explanation of Provident’s operating results for the three and nine months ended September 30, 2006 compared to the same time periods in 2005 and should be read in conjunction with the consolidated financial statements of Provident, found later in the interim report.

Provident Energy Trust has diversified investments in certain segments of the energy value chain. Provident currently operates in three business segments: Canadian crude oil and natural gas production and exploitation (“COGP”), United States crude oil and natural gas production and exploitation, (“USOGP”) and midstream services and marketing (“Midstream”). Provident’s COGP business produces crude oil and natural gas from six core areas in the western Canadian sedimentary basin. USOGP produces crude oil and natural gas in southern California and Wyoming, U.S.A. The Midstream business unit operates in Canada and the U.S.A. and extracts, processes, markets, transports and offers storage of natural gas liquids within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.

This analysis commences with a summary of the consolidated financial and operating results followed by segmented reporting on the COGP business unit, the USOGP business unit and the Midstream business unit. The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.

Forward-looking statements

Certain statements included in this analysis constitute forward-looking statements under applicable securities legislation. These statements relate to future events or Provident’s future performance. All statements other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. Forward-looking statements or information in this analysis include, but are not limited to, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, capital expenditures, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, royalty rates, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business. These statements are only predictions. Actual events or results may differ materially. In addition, this analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. In addition to other assumptions identified in this analysis, assumptions in respect of forward-looking statements have been made regarding, among other things:

•	Provident’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	Provident’s acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	sustainability and growth of production and reserves through prudent management and acquisitions;
•	the emergence of accretive growth opportunities;
•	the ability to achieve a consistent level of monthly cash distributions;
•	the impact of Canadian governmental regulation on Provident, including the effect of proposed taxation of trust distributions;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil and natural gas prices and the impact of such changes on cash flow after hedging;

Provident Energy Trust Q3

•	the level of capital expenditures devoted to development activity rather than exploration;
•	the sale, farming out or development using third party resources to exploit or produce certain exploration properties;
•	the use of development activity and acquisitions to replace and add to reserves;
•	the quantity of oil and natural gas reserves and oil and natural gas production levels;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's NGL services, processing and marketing business;
•	the growth opportunities associated with the NGL services, processing and marketing business; and
•	the nature of contractual arrangements with third parties in respect of Provident's NGL services, processing and marketing business.

Although Provident believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Provident can not guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Trust, Provident nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Some of the risks and other factors, some of which are beyond Provident's control, which could cause results to differ materially from those expressed in the forward-looking statements contained in this analysis include, but are not limited to:

•	general economic conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business, including fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	uncertainties associated with estimating reserves;
•	royalties payable in respect of oil and gas production;
•	interest payable on notes issued in connection with acquisitions;
•	income tax legislation relating to income trusts, including the effect of proposed taxation of trust distributions;
•	governmental regulation in North America of the oil and gas industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves, undeveloped lands and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership; and
•	third party performance of obligations under contractual arrangements.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this analysis are expressly qualified by this cautionary statement. Subject to Provident’s obligations under applicable securities laws, Provident is not under any duty to update any of the forward-looking statements after the date of this analysis to conform such statements to actual results or to changes in Provident’s expectations.

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Third quarter and nine months ended September 30, 2006 highlights

The third quarter highlights section provides commentary for the third quarter and for the nine months ended September 30, 2006 compared to the corresponding periods in 2005.

Consolidated cash flow from operations before changes in working capital and site restoration expenditures (“Cash Flow”) and cash distributions

	Three months ended			Nine months ended
Consolidated	September 30,			September 30,
($ 000s, except per unit data)	2006	2005	% Change	2006	2005	% Change

Revenue, Cash Flow and Distributions
Revenue (net of royalties and financial derivative instruments)	$661,022	$295,060	124	$1,639,167	$917,587	79
Cash flow from operations before changes in working capital and site restoration expenditures	$120,089	$86,318	39	$309,985	$214,890	44
Per weighted average unit - basic (1)	$0.61	$0.53	15	$1.61	$1.38	17
Per weighted average unit - diluted (2)	$0.57	$0.53	8	$1.58	$1.38	14
Declared distributions	$70,970	$59,333	20	$207,892	$168,068	24
Per Unit	0.36	0.36	-	1.08	1.08	-
Percent of cash flow distributed	59%	69%	(14)	67%	78%	(14)
(1) Excludes exchangeable shares
(2) Includes dilutive impact of unit options, exchangeable shares and convertible debentures.

Third quarter 2006 cash flow was $120.1 million, 39 percent above the $86.3 million of cash flow recorded in the third quarter of 2005. For the nine month period ended September 30, 2006 cash flow was $310.0 million, 44 percent above the $214.9 million of cash flow in the same period of 2005.

COGP 2006 third quarter cash flow was $41.3 million, a 26 percent decrease from the $55.5 million recorded in the comparable 2005 quarter. The main drivers for this decrease were the lower realized natural gas price due to the decrease in the benchmark AECO natural gas index price, the September 29, 2005 disposition of various non-core properties that average approximately 2,100 boed, and natural production declines. The decrease was partially offset by natural gas production increase primarily due to the successful drilling program in Southwest Saskatchewan, activities in West Central and Southern Alberta core areas and the addition of the Rainbow assets acquired on August 31, 2006. For the nine month period ended September 30, 2006 COGP cash flow was $136.8 million, a three percent improvement above the $133.1 million recorded in the comparable 2005 period. The increase resulted from higher realized crude oil and natural gas liquids prices resulting from higher WTI prices offset by lower realized natural gas prices and production impacts as described above.

The Midstream business unit added $58.6 million to the third quarter 2006 cash flow, 381 percent above the $12.2 million recorded in the comparable 2005 quarter. For the nine months ended September 30, 2006, Midstream contributed $123.8 million to cash flow, a 226 percent improvement over the $37.9 million in the comparable 2005 period. The Midstream cash flow has benefited from the Midstream NGL Acquisition completed in December 2005. This acquisition has extended Provident’s participation in the NGL value chain. Midstream cash flow reflects an increase in fees for services, fixed margin extraction and equity margin on marketed NGL’s. Midstream cash flow from marketed NGL’s benefited from an increase in propane plus prices in the second and third quarters of 2006 over the comparable quarters in 2005 accompanied by a reduction in associated product costs, mostly due to reduced natural gas prices.

USOGP cash flow in the third quarter of 2006 added $20.2 million to consolidated cash flow, eight percent above the $18.7 million in the comparable 2005 quarter, reflecting increased crude oil prices realized by USOGP. USOGP cash flow for the nine months ended September 30, 2006 was $49.4 million, 13 percent above the $43.8 million in the comparable 2005 period and reflects higher realized crude oil prices, and higher production primarily due to a full nine months of production from the Wyoming properties acquired in March 2005.

Provident Energy Trust Q3

Declared distributions in the third quarter of 2006 totaled $71.0 million compared to $59.3 million of declared distributions in 2005. This represented 59 percent and 69 percent of cash flow from operations, respectively.

Management uses cash flow from operations (before changes in working capital and site restoration expenditures) to analyze operating performance. Cash flow as presented does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore it may not be comparable with the calculations of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital and site restoration expenditures.

Net income

	Three months ended			Nine months ended
Consolidated	September 30,			September 30,
($ 000s, except per unit data)	2006	2005	% Change	2006	2005	% Change
Net income	$120,850	$18,386	557	$166,421	$42,425	292
Per weighted average unit – basic(1)	0.61	0.11	455	0.87	0.27	222
Per weighted average unit – diluted(2)	0.58	0.11	427	0.86	0.27	219
(1) Based on weighted average number of trust units outstanding
(2) Based on weighted average number of trust units outstanding including the dilutive impact of the unit option plan, exchangeable shares and convertible debentures.

Net income for the third quarter of 2006 increased to $120.9 million compared to $18.4 million of income in the comparable 2005 quarter due to higher earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items (EBITDA) in the Midstream segment combined with significant unrealized gains on financial derivative instruments in the quarter.

The COGP business segment’s third quarter 2006 net income was $22.6 million, a $20.0 million improvement over the 2005 third quarter net income of $2.6 million. The increase was mainly due to the unrealized gain on financial derivative instruments combined with the successful drilling programs and a higher future income tax recovery, partially offset by the decrease in EBITDA driven by lower realized natural gas prices.

The Midstream unit recorded net income of $82.7 million in the third quarter of 2006 as compared to $7.7 million in the third quarter of 2005. The increase reflects higher EBITDA in 2006. The Midstream business unit had EBITDA of $66.0 million in the third quarter of 2006 as compared to $13.0 million in the third quarter of 2005. This significant improvement in EBITDA is attributable to the Midstream NGL acquisition completed in December 2005. This acquisition has extended Provident’s participation in the NGL value chain. Midstream EBITDA reflects an increase in fees for services, fixed margin extraction and equity margin on marketed NGLs. The significant improvement in Midstream EBITDA is also the result of an increase in propane plus prices in the third quarter of 2006 over the third quarter of 2005 accompanied by a reduction in associated product costs, mostly due to reduced natural gas prices. In addition, unrealized gains on outstanding financial derivative instruments amounting to $47.4 million were recorded in the third quarter of 2006 (2005 - $1.6 million loss). Under generally accepted accounting principles, these unrealized “mark-to-market” amounts, which relate to financial instruments with effective periods ranging over the next five years from 2006 through 2011, are required to be recognized in the financial statements of Provident (see “Commodity price risk management program”).

Provident Energy Trust Q3

In the third quarter of 2006, USOGP net income was $15.5 million as compared to $8.1 million in the third quarter of 2005. The increase is mainly due to $23.0 million in unrealized gains on financial derivative instruments, partially offset by $18.1 million of future income tax expense.

Reconciliation of non-GAAP measure

The Trust calculates earnings before interest, taxes, depletion and accretion and other non-cash items (EBITDA) within its segment disclosure. EBITDA is a non-GAAP measure. A reconciliation between EBITDA and income before taxes follows:

	Three months ended			Nine months ended
EBITDA Reconciliation	September 30,			September 30,
($ 000s)	2006	2005	% Change	2006	2005	% Change
EBITDA	$133,708	$94,648	41	$354,970	$245,639	45
Adjusted for:
Interest and non-cash expenses excluding
unrealized gain (loss)on financial derivative instruments	(76,974)	(58,076)	33	(218,687)	(172,544)	27
Unrealized gain (loss) on financial derivative instruments	84,737	(9,888)	-	(19,021)	(24,259)	(22)
Income before taxes and non-controlling interests	$141,471	26,684	430	$117,262	48,836	140

Taxes

	Three months ended			Nine months ended
Consolidated	September 30,			September 30,
($ 000s)	2006	2005	% Change	2006	2005	% Change
Capital taxes	$259	$767	(66)	$862	$3,677	(77)
Current and withholding tax (recovery) expense	(1,328)	2,553	-	4,396	6,924	(37)
Future income tax expense (recovery)	19,406	4,298	352	(55,569)	(5,534)	904
	$18,337	$7,618	141	$(50,311)	$5,067	-

For the nine months ended September 30, 2006, the expected income tax expense was $38.5 million on year-to-date income before taxes and non-controlling interests of $117.3 million. The difference from the expected expense and the total tax recovery of $50.3 million is primarily a result of deductions allowed when computing taxable income of the Trust for distributions made to unitholders. The Trust is a taxable entity under Canadian income tax law and is taxable only on income that is not distributed or distributable to the unitholders. If the Trust distributes all of its taxable income to the unitholders, no provision for taxes is required by the Trust. Since inception the Trust has distributed all of its taxable income to the unitholders. Additionally, interest and royalties are charged by the Trust to its subsidiaries, which are deductible in the computation of taxable income at the incorporated subsidiary level reducing tax pool claims in certain subsidiaries and potentially creating tax loss carry-forwards that result in future income tax recoveries.

Capital taxes in the third quarter totaled an expense of $0.3 million, a reduction from $0.8 million recorded in the third quarter of 2005, and $0.9 million year-to-date, compared to $3.7 million for 2005. The reduction is due to the elimination of large corporation tax effective January 1, 2006. This legislation was enacted on June 22, 2006.

The current and withholding taxes total a recovery of $1.3 million in the third quarter of 2006, a decrease of $3.9 million over the comparable 2005 quarter. These taxes arise from Provident’s U.S. based operations and reflect a downward adjustment of prior year estimated tax expense to reflect amounts filed on tax returns. For the nine months ended September 30, 2006, current and withholding taxes total $4.4 million, compared with $6.9 million in 2005.

Provident Energy Trust Q3

Future income taxes in the third quarter totalled an expense of $19.4 million (2005 - $4.3 million). The tax expense arose primarily due to the unrealized gain on financial derivative instruments partially offset by recoveries generated by interest and royalty charges to incorporated subsidiaries of the Trust, as described above. For the nine months ended September 30, 2006 a future income tax recovery of $55.6 million (2005 - $5.5 million) was recorded. The recovery was generated by interest and royalty charges to incorporated subsidiaries from the Trust as well as tax rate reductions enacted in the second quarter of 2006.

Interest expense

	Three months ended			Nine months ended
Consolidated	September 30,			September 30,
($ 000s, except as noted)	2006	2005	% Change	2006	2005	% Change

Interest on bank debt	$9,334	$1,535	508	$23,504	$6,775	247
Weighted-average interest rate on bank debt	5.6%	3.7%	51	5.3%	3.8%	39
Interest on 10.5% convertible debentures(2)	-	-	-	-	2,431	(100)
Interest on 8.75% convertible debentures	626	877	(29)	2,016	4,092	(51)
Interest on 8.0% convertible debentures	632	830	(24)	1,957	2,856	(31)
Interest on 6.5% convertible debentures (1)	1,610	1,557	3	4,828	3,764	28
Interest on 6.5% convertible debentures (3)	2,438	-	-	7,278	-	-
Total cash interest	$14,640	$4,799	205	$39,583	$19,918	99

Weighted average interest rate on all long-term debt	6.0%	4.7%	28	5.8%	4.5%	29
Non-cash accretion expense - convertible debentures	666	1,387	(52)	2,040	3,601	(43)
Total interest including accretion on convertible debentures	$15,306	$6,186	147	$41,623	$23,519	77
(1) On March 1, 2005 the Trust issued $100.0 million of unsecured subordinated convertible debentures with a 6.5 percent coupon rate maturing August 31, 2012.
(2) On May 31, 2005 the Trust redeemed the 10.5 percent unsecured subordinated convertible debentures issuing 3.5 million trust units and $3.0 million in cash.
(3) On November 15, 2005 the Trust issued $150.0 million of unsecured subordinated convertible debentures with a 6.5 percent coupon rate maturing April 30, 2011.

Interest on bank debt increased in the third quarter of 2006 and year-to-date compared to 2005 due to increased capitalization including debt levels that resulted from the $775 million Midstream NGL Acquisition in the fourth quarter of 2005 and the $473 million Rainbow asset acquisition in the third quarter of 2006. As well, increases in the Canadian prime rate and the U.S. LIBOR rate have resulted in higher interest rates on bank debt.

Cash interest expense on debentures increased for the year to date as compared to the same period in 2005 reflecting the March 1, 2005 issue of $100 million of 6.5 percent subordinated convertible debentures and the November 15, 2005 issue of $150 million of 6.5 percent subordinated convertible debentures, partly offset by redemptions and conversions of subordinated convertible debentures.

Commodity price risk management program

The Trust continues to execute a commodity price risk management program that is designed to limit the Trust’s exposure to fluctuations in commodity prices and to protect monthly cash distributions and support the Trust’s capital program. Our hedging strategy uses structures that provide a floor price while allowing upside participation in a rising commodity price market.

In accordance with the Trust’s credit policy, the Trust mitigates associated credit risk by limiting financial derivative transactions to counterparties with investment grade credit ratings.

Provident Energy Trust Q3

In the Midstream business, production margins are impacted by the spread between the purchase cost of natural gas and sales price of propane, butane and condensate. Financial market liquidity may not provide sufficient or adequate opportunity to directly hedge propane, butane and condensate prices over the longer term. Prices for propane, butane and condensate historically have correlated with prices for crude oil. As a consequence, Provident has entered into natural gas and crude oil financial derivative contracts through 2011 in order to protect production margins in the Midstream business. Short term financial derivative instruments directly fixing propane and butane prices have also been executed.

Activity in the Third Quarter:

COGP
Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

	Crude Oil			No COGP crude oil transactions entered into in the third quarter of 2006

	Natural Gas	3,000	Gjpd	Participating Swap Cdn $7.50 per gj (max to 85% above the floor price)	November 1, 2006 - December 31, 2006
		2,500	Gjpd	Participating Swap Cdn $6.50 per gj (65% above the floor price)	September 1, 2006 - August 31, 2007
		2,000	Gjpd	Participating Swap Cdn $6.50 per gj (max to 100% above the floor price)	September 1, 2006 - August 31, 2007
		7,500	Gjpd	Costless Collar Cdn $6.42 floor, Cdn $9.63 ceiling	September 1, 2006 - August 31, 2007
		3,000	Gjpd	Participating Swap Cdn $7.00 per gj (max to 85% above the floor price)	September 1 - 2006 - March 31, 2007
		6,500	Gjpd	Costless Collar Cdn $6.31 floor, Cdn $12.93 ceiling	September 1, 2006 - March 31, 2007
		3,000	Gjpd	Participating Swap Cdn $6.50 per gj (max to 100% above the floor price)	April 1, 2007 - August 31, 2007
		1,000	Gjpd	Participating Swap Cdn $6.25 per gj (max to 100% above the floor price)	April 1, 2007 - August 31, 2007
		1,500	Gjpd	Participating Swap Cdn $6.50 per gj (61% above the floor price)	April 1, 2007 - August 31, 2007
		4,000	Gjpd	Costless Collar Cdn $6.75 floor, Cdn $8.56 ceiling	April 1, 2007 - August 31, 2007

USOGP
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

				No USOGP transactions entered into in the third quarter of 2006

MIDSTREAM
		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

2006	Crude Oil	(4,266)	Bpd	Cdn $85.47 per bbl (4)	October 1 - December 31
		(2,496)	Bpd	US $70.05 per bbl (4)	October 1 - December 31
	Natural Gas	3,000	Gjpd	Cdn $6.27 per gj	October 1 -October 31
		4,000	Gjpd	Cdn $5.66 per gj	November 1 - November 30
	Propane	6,646	Bpd	US $1.2001 per gallon (4) (6)	October 1 - December 31
		2,477	Bpd	Cdn $1.3427 per gallon (4) (6)	October 1 - December 31
		4,075	Bpd	US $1.19 per gallon (6)	October 1 - December 31
	Normal Butane	3,590	Bpd	US $1.1520 per gallon (4) (7)	October 1 - December 31
		1,062	Bpd	Cdn $1.3912 per gallon (4) (7)	October 1 - December 31
	Foreign Exchange			Sell US $644,950 per month @ 1.1204 (5)	October 1 - December 31

2007	Crude Oil	1,500	Bpd	Costless Collar US $73.17 floor, US $81.30 ceiling	April 1 - December 31
		1,000	Bpd	Cdn $86.78 per bbl	April 1 - December 31
		1,250	Bpd	Cdn $72.00 per bbl	January 1 - December 31
		(1,187)	Bpd	US $67.60 per bbl (4)	January 1 - March 31
		(1,122)	Bpd	Cdn $80.82 per bbl (4)	January 1 - March 31
	Natural Gas	(13,927)	Gjpd	Cdn $8.15 per gj	April 1 - December 31
		(8,510)	Gjpd	Cdn $6.92 per gj	January 1 - December 31
	Propane	1,185	Bpd	US $1.1169 per gallon (4) (6)	January 1 - March 31
		948	Bpd	Cdn $1.2103 per gallon (4) (6)	January 1 - March 31
	Normal Butane	1,062	Bpd	US $1.1755 per gallon (4) (7)	January 1 - March 31
		306	Bpd	Cdn $1.3788 per gallon (4) (7)	January 1 - March 31
	Foreign Exchange			Sell US $1,119,213 per month @ 1.1045 (5)	April 1 - December 31

Provident Energy Trust Q3

MIDSTREAM
Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

2008	Crude Oil	1,000	Bpd	Costless Collar US $73.13 floor, US $79.79 ceiling	January 1 - December 31
		500	Bpd	Costless Collar US $73.00 floor, US $80.00 ceiling	January 1 - June 30
		1,000	Bpd	Cdn $84.95 per bbl	January 1 - June 30
		500	Bpd	Cdn $81.68 per bbl	July 1 - December 31
		1,500	Bpd	Cdn $77.75 per bbl	January 1 - December 31
	Natural Gas	(14,040)	Gjpd	Cdn $7.94 per gj	January 1 - December 31
		(8,680)	Gjpd	Cdn $8.86 per gj	January 1 - June 30
		(2,952)	Gjpd	Cdn $8.07 per gj	July 1 - December 31
	Foreign Exchange			Sell US $1,107,166 per month @ 1.1035 (5)	January 1 - June 30

2009	Crude Oil	1,000	Bpd	Cdn $83.45 per bbl	January 1 - June 30
		250	Bpd	Cdn $70.08 per bbl	January 1 - December 31
		500	Bpd	Costless Collar US $70.00 floor, US $79.00 ceiling	January 1 - June 30
		500	Bpd	Cdn $81.68 per bbl	January 1 - June 30
	Natural Gas	(8,800)	Gjpd	Cdn $8.49 per gj	January 1 - June 30
		(1,350)	Gjpd	Cdn $7.16 per gj	January 1 - December 31
		(2,952)	Gjpd	Cdn $8.07 per gj	January 1 - June 30
	Foreign Exchange			Sell US $1,055,833 per month @ 1.099 (5)	January 1 - June 30

2010	Crude Oil	250	Bpd	Cdn $75.36 per bbl	April 1 - December 31
		750	Bpd	Cdn $72.53 per bbl	January 1 - December 31
	Natural Gas	(4,050)	Gjpd	Cdn $7.28 per gj	January 1 - December 31
		(1,485)	Gjpd	Cdn $7.09 per gj	April 1 - December 31

2011	Crude Oil	3,000	Bpd	Cdn $74.88 per bbl	January 1 - June 30
		500	Bpd	Cdn $69.95 per bbl	January 1 - March 31
		500	Bpd	Cdn $73.185 per bbl	April 1 - June 30
		500	Bpd	Costless Collar US $65.00 floor, US $75.00 ceiling	January 1 - June 30
	Natural Gas	(22316)	Gjpd	Cdn $7.49 per gj	January 1 - June 30
		(2820)	Gjpd	Cdn $6.22 per gj	April 1 - June 30
	Foreign Exchange			Sell US $980,417 per month @ 1.0805 (5)	January 1 - June 30

(1) The above table represents a number of transactions entered into during the third quarter.
(2) Natural gas contracts settle against AECO monthly index.
(3) Crude oil contracts settle against NYMEX (New York Mercantile Exchange) WTI (West Texas Intermediate) calendar average.
(4) Conversion of Crude Oil BTU (British Thermal Unit) hedges to Propane
(5) US dollar hedge contracts settled against Bank of Canada noon rate average.
(6) Propane contracts are settled against Belvieu C3 TET (Texas Eastern Transmission)
(7) Normal Butane contracts are settled against Belvieu NC4 NON-TET

A summary of Provident’s contracts in place at September 30, 2006 is available on Provident’s website at www.providentenergy.com.

Settlement of commodity contracts

The following is a summary of the net cash flow to settle commodity contracts during the third quarter of 2006. For comparative purposes the 2005 amounts are also summarized.

a)	Crude oil

For the quarter ended September 30, 2006, Provident paid $2.9 million to settle various oil market based contracts on an aggregate volume of 0.7 million barrels. During the quarter ended September 30, 2005, Provident paid $18.9 million to settle various oil market based contracts on an aggregate volume of 0.6 million barrels.

Provident Energy Trust Q3

For the nine months ended September 30, 2006, Provident paid $7.0 million to settle various oil market based contracts on an aggregate volume of 1.6 million barrels. During the nine months ended September 30, 2005, Provident paid $42.5 million to settle various oil market based contracts on an aggregate volume of 2.0 million barrels.

It is estimated that if contracts in place had been settled at September 30, 2006 a cost of $1.6 million (September 30, 2005 - $28.4 million) would have been incurred.

b)	Natural Gas

For the quarter ended September 30, 2006, Provident received $2.7 million to settle various natural gas market based contracts on an aggregate volume of 1.4 million gj’s. For comparison, during the quarter ended September 30, 2005, Provident paid $0.7 million to settle various natural gas market based contracts on an aggregate of 1.6 million gj’s.

For the nine months ended September 30, 2006, Provident received $3.8 million to settle various natural gas market based contracts on an aggregate volume of 4.8 million gj’s. For comparison, during the nine months ended September 30, 2005, Provident paid $1.5 million to settle various natural gas market based contracts on an aggregate of 4.3 million gj’s.

It is estimated that if contracts in place had been settled at September 30, 2006 a gain of $9.1 million (September 30, 2005 - $17.0 million opportunity cost) would have resulted.

c)	Midstream

For the quarter ended September 30, 2006 Provident paid $11.0 million (2005 - $1.1 million) on Midstream margin stabilization hedging activities.

For the nine months ended September 30, 2006 Provident paid $20.8 million (2005 - $0.6 million) on Midstream margin stabilization hedging activities.

It is estimated that if contracts in place had been settled at September 30, 2006 a cost of $40.1 million (September 30, 2005 - $1.8 million) would have been incurred. Under generally accepted accounting principles, these unrealized “mark-to-market” opportunity costs, which relate to hedging positions with effective periods ranging over the next five years from 2006 through 2011, are required to be recognized in the financial statements of Provident. These unrealized opportunity costs relate to financial derivative instruments which were entered into in order to protect future Midstream product margins. Fluctuations in the market value of these instruments have no impact on cash flow until the instruments are settled.

d)	Foreign exchange contracts

As at September 30, 2006 the estimated value of contracts in place settled at September 30 foreign exchange rates would have resulted in an opportunity gain of nil (September 30, 2005 - $0.6 million). The foreign exchange gains have been included in note 13 as a component of foreign exchange gain and other and allocated to their respective business segments.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill arose from the acquisitions of Richland Petroleum Corporation, $13.3 million, and Meota Resources Corp., $89.1 million in 2002 and from Olympia Energy Inc., $106.5 million, and Viracocha Energy Inc., $122.0 million in 2004 and $102.4 million from the Midstream NGL Acquisition in 2005 (as adjusted in 2006. See note 2 to the interim consolidated financial statements).

Goodwill is assessed for impairment at least annually. If impairment exists, it is charged to income in the period in which the impairment occurs. Provident engaged a professional accounting firm to assist in performing an impairment test at year end 2005. The impairment test included, among other variables, a comparison of the net book value of the Trust’s assets to the market value of the Trust’s equity. Goodwill is not amortized.

Provident Energy Trust Q3

Liquidity and capital resources

Consolidated
($ 000s)	September 30, 2006	December 31, 2005	% Change

Long-term debt - revolving term credit facility	$872,865	$586,597	49
Long-term debt - convertible debentures	288,176	298,007	(3)
Total debt	1,161,041	884,604	31

Equity (at book value)	1,608,935	1,404,826	15
Total capitalization at book value	$2,769,976	$2,289,430	21

Total debt as a percentage of total book value capitalization	42%	39%	8

Provident operates three business units with similar but not identical monthly cash settlement cycles. Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, drilling cycles in its oil and gas operations and inventory balances in its Midstream business unit. Provident relies on cash flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

Long-term debt and working capital

In the third quarter of 2006, Provident increased its credit facility with a syndicate of Canadian chartered banks to $925 million.

As at September 30, 2006 Provident had drawn $822.9 million or 79 percent of its term credit facilities that include a $925 million Canadian facility and a USD $100 million credit facility for USOGP. This compares to $586.6 million or 68 percent drawn as at December 31, 2005. In addition, as at September 30, 2006, $50.0 million was drawn on a bridge facility established in connection with the Rainbow asset acquisition. Convertible debentures are classified as long-term debt, excluding a minor equity component.

At September 30, 2006 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $32.6 million, increasing bank line utilization to 83 percent. The guarantees totaled $45.1 million at December 31, 2005.

Provident’s working capital increased by $40.3 million as at September 30, 2006 relative to December 31, 2005. This amount includes a $10.7 million increase in accounts receivable, a $17.6 million increase in inventory, a $4.9 million increase in prepaid expenses, a $23.2 million decrease in accounts payable and a $10.0 million decrease in the current portion of financial derivative instruments, partially offset by a $25.6 million decrease in cash and cash equivalents.

Third quarter cash flow in 2006 was $120.1 million. The ratio of debt to annualized third quarter cash flow was 2.4 to one, as compared to third quarter 2005 debt to annualized cash flow of one to one. The increased debt leverage reflects the nature of the NGL midstream assets acquired by Provident in December 2005. In addition, cash flow includes only one month of activity relating to the Rainbow asset acquisition in August 2006. Management believes the addition of $775 million of long life contracted midstream net assets to our existing portfolio supports increased debt leverage.

Provident Energy Trust Q3

Trust units and exchangeable shares

On July 31, 2006 the Trust issued 16,325,000 Subscription Receipts at a price of $13.85 per Subscription Receipt for total proceeds of $226.1 million ($214.2 million net of issue costs). Each Subscription Receipt entitled the holder to receive one trust unit upon completion of the Rainbow asset acquisition. The acquisition closed on August 31, 2006 at which time all the outstanding Subscription Receipts were converted into trust units. At that time, the holders of the Subscription Receipts were also entitled to $0.12 per trust unit, which is the equivalent of the August distribution paid in September. This payment was treated as a reduction to the proceeds received for the units issued through the Subscription Receipts to $13.73 per trust unit, reducing the amount attributed to Unitholders’ contributions by $2.0 million. Proceeds from the issue were used to fund the Rainbow asset acquisition.

In the third quarter of 2006, no units were issued on conversion of exchangeable shares (2005 - 0.3 million units; conversion amount $3.3 million). For the quarter ended September 30, 2006 the Trust issued 0.8 million units on conversion of convertible debentures (2005 - 4.3 million units). An additional 0.1 million units pursuant to the unit option plan were issued for the quarter ended September 30, 2006 (2005 - 0.2 million units). Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) and Optional Unit Purchase Plan program 0.5 million units were elected in the third quarter and were issued or are to be issued representing proceeds of $8.3 million (2005 - 0.3 million units for proceeds of $4.3 million).

At September 30, 2006 management and directors held approximately 1.1 percent of the outstanding units and exchangeable shares.

Non-controlling interest

(i)  USOGP operations

A non-controlling interest arose from Provident’s June 15, 2004 acquisition of 92 percent of BreitBurn Energy Company L.P. (BreitBurn) of Los Angeles, California. The founders of BreitBurn beneficially own the non-controlling interest, which share in earnings or losses of BreitBurn. The non-controlling interest is reduced by distributions to its holders.

	Three months ended		Nine months ended
	September 30,		September 30,
Non-controlling interest - USOGP ($ 000s)	2006	2005	2006	2005
Non-controlling interest, beginning of period	$12,068	$13,069	$11,885	$13,649
Net income attributable to non-controlling interest	1,929	527	547	926
Distributions to non-controlling interest holders	(698)	(718)	(1,808)	(1,697)
Contributions by non-controlling interest	-	-	2,675	-
Non-controlling interest, end of period	13,299	12,878	13,299	12,878

Accumulated income attributable to non-controlling interest	$3,066	$1,849	$3,066	$1,849

Additional investments since June 2004 by Provident in BreitBurn have reduced the non-controlling interest percentage at September 30, 2006 to approximately 4.4 percent (December 31, 2005 - 4.4 percent).

In the second quarter of 2006, a USOGP subsidiary began a land development project with a partner. The subsidiary has a 20 percent interest, with the partner holding 80 percent. Because the subsidiary stands to receive a majority share of the future proceeds, Provident is consolidating the results in its financial statements, with non-controlling interest.

(ii)  Exchangeable shares

Following is a summary of the non-controlling interest - exchangeable shares for the three and nine months ended September 30, 2006 and 2005:

Provident Energy Trust Q3

	Three months ended		Nine months ended
	September 30,		September 30,
Non-controlling interest - Exchangeable shares ($ 000s)	2006	2005	2006	2005
Non-controlling interest, beginning of period	$7,092	$12,979	$8,259	$35,921
Reduction of book value for conversion to trust units	-	(3,294)	(1,417)	(26,501)
Net income attributable to non-controlling interest	355	153	605	418
Non-controlling interest, end of period	$7,447	$9,838	$7,447	$9,838
Accumulated income attributable to non-controlling interest	$2,486	$1,900	$2,486	$1,900

The non-controlling interest percentage as at September 30, 2006 was 0.4 percent (December 31, 2005 - 0.6 percent).

Capital expenditures and funding

	Three months ended			Nine months ended
Consolidated	September 30,			September 30,
($ 000s)	2006	2005	% Change	2006	2005	% Change
Capital Expenditures and Funding

Capital Expenditures
Capital expenditures and reclamation fund contributions	$(38,890)	$(41,478)	(6)	$(131,432)	$(109,098)	20
Property acquisitions	(473,197)	680	-	(471,708)	680	-
Corporate acquisitions	-	-	-	(2,300)	(91,420)	(97)
Property dispositions	466	44,639	(99)	(1,239)	44,639	-
Net capital expenditures	$(511,621)	$3,841	-	$(606,679)	$(155,199)	291

Funded By
Cash flow net of declared distributions to unitholders and non-controlling interest	$48,421	$26,266	84	$100,285	$45,124	122
Increase (decrease) in long-term debt	290,225	(26,475)	-	288,395	(78,732)	-
Issue of convertible debentures, net of cost	-	-	-	-	95,759	(100)
Redemption of convertible debentures	-	-	-	-	(2,997)	(100)
Issue of trust units, net of cost; excluding DRIP	213,501	2,212	9,552	216,924	118,218	83
DRIP proceeds	8,348	4,286	95	25,494	13,593	88
Change in working capital, including cash, payment of financial derivative instruments, sale of assets, contributions by non-controlling interest	(48,874)	(10,130)	382	(24,419)	(35,766)	(32)
Net capital expenditure funding	$511,621	$(3,841)	-	$606,679	$155,199	291

For the comparable quarters Provident has funded its net capital expenditures with cash flow, debt and equity issued from treasury through public offerings and the Premium DRIP program.

Acquisitions

On August 31, 2006 Provident acquired a package of natural gas producing assets in the Rainbow and Peace River Arch areas of northwestern Alberta. The assets provide daily production of approximately 5,500 barrels of oil equivalent, over 90 percent of which is natural gas, and over 200 identified drilling locations.

The purchase price was $472.8 million (including acquisition costs) and was financed by the issuance of 16,325,000 units at $13.85 per unit and Provident’s credit facilities.

On March 2, 2005 the Trust, through its U.S. subsidiary, acquired Nautilus Resources, LLC for $90.2 million. At that time $8.1 million was paid to fully satisfy outstanding financial derivative instruments acquired through the Nautilus acquisition. This acquisition was financed through cash mainly raised through a trust unit issue of $95.6 million net of issue costs.

Provident Energy Trust Q3

Disposition

On September 29, 2005, Provident, through two wholly-owned Canadian subsidiaries, disposed of various non-core properties and land in Saskatchewan and Alberta for cash proceeds, net of disposition costs, of $41.4 million (as adjusted in 2006). The disposed properties averaged approximately 2,100 boed for the period July 1, 2005 to September 28, 2005 and had proved plus probable reserves of 6,397 mboe. Approximately 87,850 net acres of land were also included in the disposition. In addition, $13.6 million was removed from the asset retirement obligation, which represented the discounted future cash flows to settle the asset retirement obligations related to these properties. The net cash proceeds were mainly used to fund Provident’s ongoing budgeted capital program and to service debt.

Non-cash unit based compensation

Non-cash unit based compensation includes expenses or recoveries associated with Provident’s unit option plan, restricted and performance unit plan, unit appreciation rights and other unit based compensation plans. Provident accounts for the unit option plan using the fair value of the option at the time of issue. The other unit based compensation is recorded at the estimated fair value of the notional units granted. Compensation expense associated with the plans is deferred and recognized in earnings over the vesting period of each plan. When cash payments are made, a charge is recorded to general and administrative expense with a corresponding reduction to non-cash unit based compensation. In the third quarter of 2006, cash payments of $1.1 million were made (2005 - nil) resulting in a non-cash expense of $2.9 million for the quarter ended September 30, 2006 (2005 - $2.4 million expense). Year-to-date cash payments of $5.7 million were made (2005 - nil) resulting in a non-cash expense of $10.3 million for the nine months ended September 30, 2006 (2005 - $4.9 million).

Subsequent Events

Initial public offering in the U.S.

In the fourth quarter of 2006 Provident’s subsidiary, BreitBurn Energy Partners, L.P. (the “Partnership”) completed its initial public offering, including an underwriter’s option, of 6,900,000 common units at U.S. $18.50 per unit.

On October 10, 2006, USOGP transferred approximately half of its proved reserves and two-thirds of its daily production, located primarily in the Los Angeles Basin in California and the Wind River and Big Horn Basins in Wyoming, to the Partnership. USOGP has retained its remaining producing properties located primarily in the West Pico and Orcutt fields. After the offering, the Trust indirectly owns approximately 96 percent of the general partner and approximately 65.6 percent of the limited partnership units. Provident continues to control the Partnership and has retained its approximate 96 percent interest in the remaining properties.

The net proceeds of the offering were approximately U.S. $118.8 million. Proceeds will be used to pay transaction costs, estimated at U.S. $3.5 million, repay long-term debt and fund the Partnership’s capital program.

Outlook

Efforts to strengthen Provident’s upstream production business, particularly in Canada, have proceeded very well in 2006. The acquisition of the Rainbow natural gas assets in August gives the COGP team a new core area with excellent development potential. Planning for the 2007 winter drilling season is ahead of schedule, and the team intends to drill 30 to 40 wells beginning in January. The new wells are anticipated to fully offset natural declines, such that production from the Rainbow area (northwest Alberta) is expected to remain relatively steady through 2007. Provident also continues to pursue attractive internal development activities in its southwest Saskatchewan shallow gas play.

In focusing on the best opportunities, the COGP team is continuing to rationalize the overall Canadian upstream portfolio. Consistent with the disposition in September 2005 of non-core properties producing approximately 2,100 boed, the COGP business unit is currently offering another asset package of approximately 2,000 barrels per day for sale. The assets to be sold are heavy oil assets in the Lloydminster area, which is no longer a focus area for Provident. The sale is expected at the end of 2006 or the beginning of 2007.

Provident Energy Trust Q3

In the U.S. Oil and Gas Production business, both strategic and operational initiatives are moving ahead. On the operational front, regulatory and permitting activity is underway at Orcutt that will enable the thermal diatomite cyclic steam project in the Santa Maria basin to move to production in 2007. BreitBurn anticipates beginning drilling early in 2007, with production ramping up gradually to peak in 2008 or 2009 at 1,500 to 1,800 boed (based on the success of the initial test wells). If the Orcutt diatomite project is successful, it could prove the potential for additional projects in the future. The expected total capital cost for this first project is in the order of $60 million.

Provident’s major strategic initiative of 2006 for BreitBurn was the initial public offering of BreitBurn Energy Partners LP (“the IPO”). Provident undertook the IPO to create a U.S.-based public vehicle with direct access to U.S. capital markets at a highly competitive valuation and cost of capital. Accordingly, Provident believes BreitBurn Energy Partners LP will be positioned to execute an accretive growth plan in an increasingly competitive U.S. environment for mergers and acquisitions. Pursuant to the IPO, Provident was able to recapture a portion of its capital investment in BreitBurn while retaining control of the general partner of BreitBurn Energy Partners LP and holding approximately 65.6 percent of the outstanding partnership units. Provident also retains approximately 96 percent ownership in the pre-existing BreitBurn Energy Company LP, which will continue to develop the U.S. assets that still have significant internal growth opportunities. Provident continues to see good potential value in the U.S., and believes that having both a public subsidiary and a development subsidiary based in the U.S. under common strong local management positions the company well for further U.S. growth and value creation.

Provident’s upstream production results to date in 2006 have been strong, reflecting a successful 2006 capital program and operational initiatives. In spite of some unexpected downtime in September and October, Provident is still expecting good production figures at the end of the year. Following the Rainbow acquisition, annual production guidance was increased at the end of the second quarter to 29,000 to 31,000 boed. Provident now expects to meet or exceed that guidance.

In the Midstream business, a highly favourable business environment drove exceptionally strong EBITDA in the third quarter. Provident believes the strong Midstream performance seen through 2006 will continue, although the softening crude oil prices and strengthening natural gas prices will likely return NGL revenues to more typical levels for the fourth quarter.

COGP segment review

Crude oil and liquids price

The following prices are net of transportation expense.

	Three months ended			Nine months ended
COGP	September 30,			September 30,
($ per bbl)	2006	2005	% Change	2006	2005	% Change

Oil per barrel
WTI (US$)	$70.48	$63.19	12	$68.22	$55.40	23
Exchange rate (from US$ to Cdn$)	$1.12	$1.20	(7)	$1.13	$1.22	(7)
WTI expressed in Cdn$	$78.94	$75.83	4	$77.09	$67.59	14

Provident Energy Trust Q3

	Three months ended			Nine months ended
COGP	September 30,			September 30,
($ per boe)	2006	2005	% Change	2006	2005	% Change

Realized pricing before non-hedging derivative instruments
Light/Medium oil	$56.98	$61.36	(7)	$58.86	$51.97	13
Heavy oil	$48.15	$46.74	3	$40.10	$31.95	26
Natural gas liquids	$51.91	$54.40	(5)	$53.33	$48.98	9
Crude oil and natural gas liquids	$54.53	$56.23	(3)	$54.29	$45.21	20

In the third quarter of 2006 COGP’s realized oil and natural gas liquids price, prior to the impact of non-hedging derivative instruments, decreased to $54.53 per barrel compared to $56.23 in the third quarter of 2005. The 2006 decrease reflects a stronger Canadian dollar and a marketing adjustment relating to prior quarters, partially offset by a higher US$ WTI crude oil price and narrower differentials on heavy oil pricing relative to WTI.

Natural gas price

The following prices are net of transportation expense.

	Three months ended			Nine months ended
COGP	September 30,			September 30,
($ per mcf)	2006	2005	% Change	2006	2005	% Change

AECO monthly index (Cdn$ per mcf)	$6.03	$9.28	(35)	$7.19	$7.84	(8)
Corporate natural gas price per mcf before non-hedging derivative instruments (Cdn$)	$5.90	$8.44	(30)	$6.64	$7.48	(11)

COGP’s third quarter 2006 realized natural gas price, excluding non-hedging derivative instruments, decreased 30 percent as compared to the third quarter of 2005, comparable to the decrease in the benchmark AECO index price of 35 percent. Provident markets approximately 17 percent of its natural gas to aggregators and mainly sells to the market on daily indices, receiving prices that are based on the heat content of the natural gas. Provident’s realized prices and changes in prices can therefore differ from benchmark indices.

Production

	Three months ended			Nine months ended
COGP	September 30,			September 30,
	2006	2005	% Change	2006	2005	% Change
Daily production (1)
Crude oil - Light/Medium (bpd)	6,640	8,088	(18)	6,897	8,456	(18)
- Heavy (bpd)	2,004	4,075	(51)	2,125	4,750	(55)
Natural gas liquids (bpd)	1,310	1,499	(13)	1,424	1,557	(9)
Natural gas (mcfd)	78,560	73,695	7	77,410	76,206	2
Oil equivalent (boed) (2)	23,047	25,945	(11)	23,348	27,464	(15)
(1) Production figures reflect the September 29, 2005 disposition of various non-core properties that averaged 2,100 boed.
(2) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Production decreased 11 percent to 23,047 boed during the third quarter of 2006 as compared to 25,945 boed in 2005. The decrease for the quarter and year-to-date reflects the September 29, 2005 disposition that averaged approximately 2,100 boed and natural production declines partially offset by drilling and optimization activities and one month of production from the northwest Alberta Rainbow assets. The September production from northwest Alberta was lower than anticipated due to an unexpected outage on the TransCanada pipeline system, third party facility constraints and additional downtime.

Provident Energy Trust Q3

Production for the third quarter of 2006 was weighted 57 percent natural gas, 34 percent light/medium crude oil and natural gas liquids, and nine percent heavy oil. Production over the nine months ended September 30, 2006 was weighted 55 percent natural gas, 36 percent light/medium crude and natural gas liquids, and nine percent heavy oil. Provident’s production risk is mitigated by not having any single property providing greater than 10 percent of its daily production.

Provident’s COGP production summarized by core areas is as follows:

COGP
Three months ended September 30, 2006	West Central Alberta	Southern Alberta	Northwest Alberta	Southeast Saskatchewan	Southwest Saskatchewan	Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	995	2,130	80	1,800	315	1,299	21	6,640
- Heavy (bpd)	-	-	-	-	-	2,004	-	2,004
Natural gas liquids (bpd)	1,143	141	-	-	-	24	2	1,310
Natural gas (mcfd)	33,094	21,894	7,897	181	14,150	1,344	-	78,560
Oil equivalent (boed) (1)	7,654	5,920	1,396	1,830	2,673	3,551	23	23,047

COGP
Three months ended September 30, 2005	West Central Alberta	Southern Alberta	Northwest Alberta	Southeast Saskatchewan	Southwest Saskatchewan	Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,297	2,599	-	1,675	1,008	1,508	1	8,088
- Heavy (bpd)	-	-	-	-	-	4,075	-	4,075
Natural gas liquids (bpd)	1,369	116	-	-	1	13	-	1,499
Natural gas (mcfd)	39,546	25,211	-	139	6,366	2,422	11	73,695
Oil equivalent (boed) (1)	9,257	6,917	-	1,698	2,070	6,000	3	25,945

COGP
Nine months ended September 30, 2006	West Central Alberta	Southern Alberta	Northwest Alberta	Southeast Saskatchewan	Southwest Saskatchewan	Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,128	2,269	27	1,738	322	1,348	65	6,897
- Heavy (bpd)	-	-	-	-	-	2,125	-	2,125
Natural gas liquids (bpd)	1,266	136	-	-	-	22	-	1,424
Natural gas (mcfd)	35,690	23,431	2,661	167	13,972	1,320	169	77,410
Oil equivalent (boed) (1)	8,342	6,310	471	1,766	2,651	3,715	93	23,348

COGP
Nine months ended September 30, 2005	West Central Alberta	Southern Alberta	Northwest Alberta	Southeast Saskatchewan	Southwest Saskatchewan	Lloydminster	Other	Total

Daily production
Crude oil - Light/Medium (bpd)	1,382	2,779	-	1,710	1,016	1,560	9	8,456
- Heavy (bpd)	-	-	-	-	-	4,750	-	4,750
Natural gas liquids (bpd)	1,402	139	-	-	1	15	-	1,557
Natural gas (mcfd)	40,823	27,566	-	204	5,365	2,223	25	76,206
Oil equivalent (boed) (1)	9,588	7,512	-	1,744	1,911	6,696	13	27,464
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

Provident Energy Trust Q3

Internal development activities included 15.1 net wells drilled during the quarter ended September 30, 2006 with a 93 percent success rate as Provident continues with the expanded drilling program announced with the second quarter results. Provident’s most active area in third quarter 2006 was southern Alberta, where 7.8 net shallow gas wells were drilled. Southern Saskatchewan continued with its shallow gas drilling program, drilling 3.0 net wells. Production results to date have been very strong in southern Saskatchewan, exceeding internal expectations. Provident expects the production from the above net drills to be placed on production during the fourth quarter of 2006 and first quarter of 2007. Provident’s other areas also remain active. In Lloydminster, Provident is currently drilling low risk heavy oil wells and drilled 2.0 net wells in the third quarter of 2006. In west central Alberta, Provident continues with its strategy of farming out high risk exploration land to enhance cash flow and drilled 2.3 net wells in low risk areas. The production in west central Alberta requires relatively less capital to manage its decline. In the majority of Provident’s operated fields, fewer weather-related disruptions were experienced than historically. Northwest Alberta’s activities for the month of September 2006 were focused on preparation for the winter drilling program.

Revenue and royalties

	Three months ended			Nine months ended
COGP	September 30,			September 30,
($ 000s except per boe and mcf data)	2006	2005	% Change	2006	2005	% Change

Oil
Revenue	$43,688	$63,178	(31)	$134,098	$161,407	(17)
Realized non-hedging derivative instruments	(670)	(13,049)	(95)	(2,540)	(31,049)	(92)
Royalties (net of ARTC)	(9,209)	(11,911)	(23)	(25,916)	(31,097)	(17)
Net revenue	$33,809	$38,218	(12)	$105,642	$99,261	6
Net revenue (per barrel)	$42.51	$34.15	24	$42.89	$27.53	56
Royalties as a percentage of revenue	21.1%	18.9%		19.3%	19.3%

Natural gas
Revenue	$42,624	$57,223	(26)	$140,247	$155,571	(10)
Realized non-hedging derivative instruments	2,625	(2,792)	-	3,762	(4,087)	-
Royalties (net of ARTC)	(8,677)	(11,743)	(26)	(30,520)	(32,982)	(7)
Net revenue	$36,572	$42,688	(14)	$113,489	$118,502	(4)
Net revenue (per mcf)	$5.06	$6.30	(20)	$5.37	$5.70	(6)
Royalties as a percentage of revenue	20.4%	20.5%		21.8%	21.2%

Natural gas liquids
Revenue	$6,258	$7,502	(17)	$20,734	$20,820	-
Royalties	(1,678)	(1,780)	(6)	(5,229)	(4,839)	8
Net revenue	$4,580	$5,722	(20)	$15,505	$15,981	(3)
Net revenue (per barrel)	$38.00	$41.49	(8)	$39.88	$37.60	6
Royalties as a percentage of revenue	26.8%	23.7%		25.2%	23.2%

Total
Revenue	$92,570	$127,903	(28)	$295,079	$337,798	(13)
Realized non-hedging derivative instruments	1,955	(15,841)	-	1,222	(35,135)	-
Royalties (net of ARTC)	(19,564)	(25,434)	(23)	(61,665)	(68,918)	(11)
Net revenue	$74,961	$86,628	(13)	$234,636	$233,745	-
Net revenue (per boe)	$35.35	$36.29	(3)	$36.81	$31.17	18
Royalties as a percentage of revenue	21.1%	19.9%		20.9%	20.4%
Note: the above revenue, net revenue and net revenue per boe figures are presented net of transportation expenses.

Provident Energy Trust Q3

Quarter over quarter, 2006 COGP net revenue per boe was $35.35, a three percent decrease from $36.29 in 2005. A 28 percent decrease in quarter over quarter revenue is due to the lower realized natural gas prices, the September 29, 2005 disposition that averaged approximately 2,100 boed and natural production declines. Continued favourable oil and gas price contracts in the third quarter of 2006 compared to 2005 have resulted in a gain in realized non-hedging derivative instruments, partially offsetting these impacts. For the nine months ended September 30, 2006 net revenue was $234.6 million, consistent with $233.7 million recorded in the same period of 2005. This reflects changes in production volumes as well as an 11 percent decrease in realized natural gas prices, offset by a 20 percent increase in realized crude oil and natural gas liquids prices. On a per boe basis net revenue for the nine months ended September 30, 2006 increased 18 percent from $31.17 per boe in 2005 to $36.81 per boe.

Production expenses

	Three months ended			Nine months ended
COGP	September 30,			September 30,
($ 000s, except per boe data)	2006	2005	% Change	2006	2005	% Change

Production expenses	$22,865	$23,949	(5)	$69,324	$71,841	(4)
Production expenses (per boe)	$10.78	$10.03	7	$10.88	$9.58	14

Third quarter 2006 production expenses decreased five percent to $22.9 million from $23.9 million in the comparable 2005 quarter. Year-to-date, production expenses decreased four percent to $69.3 million from $71.8 million in 2005. The decrease in production expenses reflects lower production volumes. On a boe basis, quarter-over-quarter production expenses have increased seven percent to $10.78 per boe, compared to $10.03 per boe in the comparable 2005 quarter. Year-to-date production expenses increased by 14 percent on a per boe basis. The increase in per boe cost reflects industry conditions with increased costs in a number of categories including well servicing, maintenance, fluid hauling, and power and fuel. Also, natural production declines result in fixed costs being allocated to fewer barrel of oil equivalents, which pushed operating costs per boe higher.

Operating netback

	Three months ended			Nine months ended
COGP	September 30,			September 30,
($ per boe)	2006	2005	% Change	2006	2005	% Change
Netback per boe
Gross production revenue	$43.66	$53.59	(19)	$46.29	$45.05	3
Royalties (net of ARTC)	(9.23)	(10.66)	(13)	(9.67)	(9.19)	5
Operating costs	(10.78)	(10.03)	7	(10.88)	(9.58)	14
Field operating netback	23.65	32.90	(28)	25.74	26.28	(2)
Realized non-hedging derivative instruments	0.92	(6.64)	-	0.19	(4.69)	-
Operating netback after realized non- hedging derivative instruments	$24.57	$26.26	(6)	$25.93	$21.59	20

COGP operating netbacks have transportation expense netted against gross production revenue.

Third quarter 2006 field operating netback of $23.65 per boe was 28 percent below the $32.90 per boe in the comparable quarter in 2005. Year-to-date field operating netback of $25.74 per boe was two percent below the field operating netback for the same period in 2005. The decreased field operating netbacks in 2006 are primarily due to lower AECO natural gas monthly index benchmark prices and increased operating costs. Operating netbacks after non-hedging derivative instruments decreased by six percent to $24.57 per boe from $26.26 per boe for the quarter, and increased by 20 percent to $25.93 from $21.59 year-to-date. The change reflects a third quarter 2006 realized gain on non-hedging derivative instruments of $0.92 per boe compared to a loss of $6.64 in the comparable quarter in 2005, which positively impacted operating netbacks. For the nine months ended September 30, 2006, the realized gain on non-hedging derivative instruments was $0.19 per boe (2005 - $4.69 per boe).

Provident Energy Trust Q3

General and administrative

The following table does not incorporate the COGP portion of non-cash unit based compensation charges associated with Provident’s unit option plan and restricted and performance unit plan. Third quarter non-cash unit based compensation charges for COGP was $1.2 million compared to $0.3 million in the same period of 2005. Year-to-date non-cash unit based compensation costs for COGP was $3.1 million, compared to $0.8 million in 2005.

COGP	Three months ended			Nine months ended
	September 30,			September 30,
($ 000s, except per boe data)	2006	2005	% Change	2006	2005	% Change

General and administrative	$6,490	$5,377	21	$17,655	$14,825	19
General and administrative (per boe)	$3.06	$2.25	36	$2.77	$1.98	40

General and administrative expenses for COGP in the third quarter increased 21 percent to $6.5 million from $5.4 million in the 2005 comparable quarter. On a per boe basis, the general and administrative expenses in the third quarter 2006 increased 36 percent to $3.06 from $2.25 in the third quarter of 2005, reflecting both higher costs and lower production. On a year-to-date basis, general and administrative expenses were $2.77 per boe, compared to $1.98 per boe in 2005. General and administrative costs per boe for 2006 were forecast to increase as a result of increases in costs associated with compliance (including costs associated with the implementation of procedures and documentation to be in compliance with the U.S. Sarbanes-Oxley Act) and a more competitive landscape impacting the cost of hiring and compensating employees. The increase was partially offset by an increased allocation of corporate general and administrative costs to Midstream business unit in 2006 resulting from the increased activity from the Midstream NGL Acquisition. COGP operations are capable of absorbing additional production, particularly in existing core areas, with minimal impact on general and administrative expenses.

Capital expenditures

	Three months ended		Nine months ended
COGP	September 30,		September 30,
($ 000s)	2006	2005	2006	2005

Capital expenditures - by area
West central Alberta	$2,393	$2,754	$7,312	$8,232
Southern Alberta	5,703	8,887	14,619	16,536
Northwest Alberta	285	-	285	-
Southeast Saskatchewan	313	719	1,557	2,141
Southwest Saskatchewan	1,529	12,121	21,671	27,571
Lloydminster	3,013	3,405	5,524	7,368
Office and other	1,260	570	845	1,880
Total additions	$14,496	$28,456	$51,813	$63,728

Capital expenditures - by category
Geological, geophysical and land	$1,043	$6,853	$3,441	$8,332
Drilling, recompletions, and workovers	10,916	13,486	41,819	29,309
Facilities and equipment	1,108	7,351	4,988	24,177
Other capital	1,429	766	1,565	1,910
Total additions	$14,496	$28,456	$51,813	$63,728

Property acquisitions	$473,197	$(680)	$473,720	$(680)
Property dispositions	466	44,639	(1,235)	44,639

In the third quarter of 2006, Provident’s COGP business unit spent $10.9 million of its 2006 capital budget primarily on drilling 12.1 net wells, as well as completions and tie in activities in southern Alberta, West central Alberta, and Lloydminster. Southern Saskatchewan continued with its accelerated drilling program success in the first and second quarter, drilling an additional 3.0 net wells with 100% success. Southern Alberta expenditures of $5.7 million in the third quarter of 2006 consisted primarily of $5.2 million on drilling activities and ongoing tie-ins from the drilling program in the fourth quarter of 2005 and additional recompletions, $0.4 million on facility upgrades and

Provident Energy Trust Q3

$0.1 million on land and seismic activities. West central Alberta expenditures of $2.4 million in the third quarter of 2006 mainly consisted of $1.9 million on non-operated drilling and $0.3 million on facility work. West central Alberta continues to farm out its high risk exploration land which reduces the capital required to maintain its production declines. Southern Saskatchewan expenditures of $1.8 million were mainly a result of continued successful land acquisitions for future developments ($1.1 million) and the above mentioned completion and tie in activities ($0.7 million). Lloydminster expenditures of $3.0 million in the third quarter of 2006 consisted primarily of $2.9 million on drilling and work over activities as part of the ongoing optimizations in this area. Provident’s new core area, Northwest Alberta, which consists of the Rainbow assets acquired on August 31, 2006, had minimal activity of $0.3 million. The expenditures were primarily on preparation of the winter drilling program. Northwest Alberta’s drilling and tie-in activity is restricted to the winter months due to its northern Alberta location.

Depletion, depreciation and accretion (DD&A)

	Three months ended			Nine months ended
COGP	September 30,			September 30,
($ 000s, except per boe data)	2006	2005	% Change	2006	2005	% Change

DD&A	$41,247	$39,363	5	$110,336	$122,120	(10)
DD&A (per boe)	$19.45	$16.49	18	$17.31	$16.29	6

COGP DD&A increased 18 percent on a per unit basis to $19.45 for the third quarter of 2006 per boe from $16.49 per boe in the third quarter of 2005. This increase was primarily as a result of Rainbow asset acquisition. Additions to property, plant and equipment of $640.3 million for the acquisition include $165.6 million due to recording of future income taxes. This, combined with higher net per unit reserve acquisition costs resulted in increased per unit DD&A.

In the third quarter 2006 accretion expense associated with asset retirement obligations was $0.5 million compared to $0.8 million in the comparable period of 2005. Year-to-date accretion expense was $1.4 million (2005 - $2.5 million).

Recent developments

On August 31, 2006 Provident acquired a package of natural gas producing assets in the Rainbow and Peace River Arch areas of northwestern Alberta. The assets provide daily production of approximately 5,500 barrels of oil equivalent, over 90 percent of which is natural gas, and over 200 identified drilling locations.

The purchase price was $472.8 million (including acquisition costs) and was financed by the issuance of 16,325,000 units at $13.85 per unit and Provident’s credit facilities.

USOGP segment review

The USOGP business unit incorporates activities from Provident’s subsidiary, BreitBurn Energy Company L.P., an oil and gas exploitation and production business based in Los Angeles, California.

On March 2, 2005 BreitBurn acquired Nautilus Resources, LLC, a U.S. private company with operations focused in the Big Horn and Wind River basins of Wyoming for cash consideration of $90.2 million.

Provident Energy Trust Q3

USOGP pricing

The following prices are net of transportation expenses.

	Three months ended			Nine months ended
USOGP	September 30,			September 30,
	2006	2005	% Change	2006	2005	% Change
Realized pricing before non-hedging derivative instruments
Light/medium oil and natural gas liquids (Cdn$ per bbl)	$68.37	$64.62	6	$65.37	$57.63	13
Natural Gas (Cdn $ per mcf)	$5.48	$8.10	(32)	$6.84	$7.65	(11)

The increase in crude oil realized pricing reflects higher market prices in 2006, compared to 2005. Production from California properties is generally light, sweet crude that attracts smaller differentials to benchmark prices relative to heavier blends. Production from Wyoming properties is heavier and attracts wider differentials. Production from California properties for the three and nine months ended September 30, 2006 represented approximately 70 percent of total production while production from Wyoming properties represented approximately 30 percent of total production. For the three months ended September 30, 2005 California properties also represented approximately 70 percent of total production while Wyoming properties represented approximately 30 percent of total production. For the nine months ended September 30, 2005 production from California properties represented approximately 74 percent of total production while the Wyoming properties represented approximately 26 percent of total production. California properties represented a larger percentage of total production for the nine months ended September 30, 2005 as the Wyoming properties were added with the Nautilus acquisition on March 2, 2005 and 26 percent of total production represents production from March 2, 2005 to September 30, 2005 averaged over the first nine months of 2005.

Production

	Three months ended			Nine months ended
	September 30,			September 30,
USOGP	2006	2005	% Change	2006	2005	% Change

Daily production - by product
Crude oil - Light/Medium (bpd)	7,315	7,495	(2)	7,288	6,832	7
Natural gas liquids (bpd)	16	24	(33)	19	20	(5)
Natural gas (mcfd)	2,431	1,828	33	2,382	2,147	11
Oil equivalent (boed) (1)	7,737	7,824	(1)	7,704	7,210	7
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

	Three months ended			Nine months ended
	September 30,			September 30,
USOGP	2006	2005	% Change	2006	2005	% Change

Daily Production - by area (boed) (1)
Los Angeles	3,852	4,001	(4)	3,950	3,920	1
Santa Maria - Orcutt	1,531	1,483	3	1,472	1,417	4
Wyoming	2,354	2,340	1	2,282	1,873	22
	7,737	7,824	(1)	7,704	7,210	7
(1) Provident reports equivalent production converting natural gas to oil on a 6:1 basis.

USOGP production of 7,737 boed in the third quarter of 2006 is comparable to the 7,824 boed of production in the third quarter of 2005. Year-to-date production of 7,704 boed production is an increase of seven percent over year to date 2005 production of 7,210 boed. The increase is primarily attributable to the production from the Wyoming properties acquired on March 2, 2005. In total, the Wyoming properties acquired on March 2, 2005 added 2,282 boed to production in the first nine months of 2006. In 2005, the Nautilus properties added 2,400 boed for the period from March 2 to September 30, 2005.

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Revenue and royalties

The following table outlines USOGP revenue and royalties by product line. The table excludes revenues earned from operating certain properties ($0.3 million in the third quarter of 2006 (2005 - $0.2 million) and $0.8 million in the nine months ended September 30, 2006 (2005 - $0.7 million)) on behalf of third parties.

USOGP	Three months ended			Nine months ended
	September 30,			September 30,
($ 000s, except per boe and mcf amounts)	2006	2005	% Change	2006	2005	% Change

Oil
Revenue	$46,137	$44,700	3	$130,408	$107,723	21
Realized non-hedging derivative instruments	(2,195)	(5,780)	(62)	(4,397)	(11,448)	(62)
Royalties	(4,526)	(4,350)	4	(12,775)	(10,318)	24
Net revenue	$39,416	$34,570	14	$113,236	$85,957	32
Net revenue (per bbl)	$58.57	$50.13	17	$56.91	$46.09	23
Royalties as a percentage of revenue	9.8%	9.7%		9.8%	9.6%

Natural gas
Revenue	$1,226	$1,363	(10)	$4,447	$4,481	(1)
Royalties	(149)	(187)	(20)	(577)	(618)	(7)
Net revenue	$1,077	$1,176	(8)	$3,870	$3,863	-
Net revenue (per mcf)	$4.82	$6.99	(31)	$5.95	$6.59	(10)
Royalties as a percentage of revenue	12.2%	13.7%		13.0%	13.8%

Natural gas liquids
Revenue	$92	$102	(10)	$304	$260	17
Royalties	(2)	(3)	(33)	(6)	(7)	(14)
Net revenue	$90	$99	(9)	$298	253	18
Net revenue (per bbl)	$61.14	$45.12	36	$57.45	$46.47	24
Royalties as a percentage of revenue	2.2%	2.5%		2.0%	2.5%

Total
Revenue	$47,455	$46,165	3	$135,159	$112,464	20
Realized non-hedging derivative instruments	(2,195)	(5,780)	(62)	(4,397)	(11,448)	(62)
Royalties	(4,677)	(4,540)	3	(13,358)	(10,943)	22
Net revenue	$40,583	$35,845	13	$117,404	$90,073	30
Net revenue (per boe)	$57.01	$49.80	14	$55.82	$45.76	22
Royalties as a percentage of revenue	9.9%	9.8%		9.9%	9.7%

Royalty rates in the U.S. are significantly lower than in Canada.

Revenue for the quarter ended September 30, 2006 is $47.5 million or three percent higher than the quarter ended September 30, 2005. The increase is attributable to increased crude oil prices. Net revenue is $40.6 million or 13 percent higher than the $35.8 million of net revenue in the third quarter 2005. Increases in net revenue are due to increased crude oil prices and lower realized losses on non-hedging derivative instruments. Royalties as a percentage of revenue for the third quarter of 2006 are consistent with royalty rates in the third quarter of 2005. For the nine months ended September 30, 2006 revenue was 20 percent higher than the nine months ended September 30, 2005 primarily due to the acquisition of the Wyoming properties on March 2, 2005 combined with increased crude oil prices. Net revenue for the nine months ended September 30, 2006 is 30 percent higher than the nine months ended September 30, 2005. A full nine months of production in 2006 from the Wyoming properties combined with increased crude oil prices and decreases in realized losses on derivatives all contribute to the increase.

Provident Energy Trust Q3

Production expenses

	Three months ended			Nine months ended
USOGP	September 30,			September 30,
($ 000s, except per boe amounts)	2006	2005	% Change	2006	2005	% Change
Production expenses	$12,771	$10,652	20	$36,474	$28,003	30
Production expenses (per boe)	$17.94	$14.80	21	$17.34	$14.23	22

Production expenses were $17.94 per boe in the third quarter of 2006, an increase of 21 percent from the third quarter of 2005. Continuing strong crude oil prices have resulted in USOGP field operations continuing to focus on a return to production or to maintain production on wells with higher operating costs. Production expenses were $17.34 per boe for the nine months ended September 30, 2006, an increase of 22 percent from the nine months ended September 30, 2005. In addition to focusing on a return to production or to maintain production on wells with higher operating costs due to continuing strong crude oil prices, the company recorded additional property tax expense of approximately $1.4 million in the second quarter of 2006 related to supplemental property tax billings. These billings related to a step up in assessed oil and gas property values brought about by Provident’s acquisition of the Company in June 2004. The supplemental billings covered the period from July 1, 2004 through June 30, 2006.

Operating netback

	Three months ended			Nine months ended
USOGP	September 30,			September 30,
($ per boe)	2006	2005	% Change	2006	2005	% Change
USOGP oil equivalent netback per boe
Gross production revenue	$66.67	$64.14	4	$64.26	$57.14	12
Royalties	(6.57)	(6.31)	4	(6.35)	(5.56)	14
Operating costs	(17.94)	(14.80)	21	(17.34)	(14.23)	22
Field Operating Netback	$42.16	$43.03	(2)	$40.57	$37.35	9
Realized non-hedging derivative instruments	(3.08)	(8.03)	(62)	(2.09)	(5.82)	(64)
Operating netback after realized non- hedging derivative instruments	$39.08	$35.00	12	$38.48	$31.53	22

Operating netbacks in the third quarter of 2006 remain strong driven by high commodity prices partially offset by increased production costs.

General and administrative

The following table does not incorporate the USOGP portion of non-cash unit based compensation expense. Third quarter non-cash unit based compensation charges for USOGP were $0.8 million (2005 - $2.2 million). Year-to-date, non-cash expense of $4.7 million has been recorded (2005 - $4.1 million), as described below.

	Three months ended			Nine months ended
USOGP	September 30,			September 30,
($ 000s, except per boe amounts)	2006	2005	% Change	2006	2005	% Change
General and administrative	$5,730	$2,870	100	$19,680	$6,965	183
General and administrative (per boe)	$8.05	$3.99	102	$9.36	$3.54	164

General and administrative expenses were $5.7 million or $8.05 per boe in the third quarter of 2006 compared to $2.9 million or $3.99 per boe in the third quarter of 2005. The primary reasons for the increase are on-going costs associated with the implementation of procedures and documentation to be in compliance with the U.S. Sarbanes-Oxley Act as well as an increase in corporate general and administrative allocations to USOGP operations. Also, USOGP operations have added additional staff members and incurred incremental legal and consulting costs associated with the previously announced intention to pursue an initial public offering in the U.S. In addition, there

Provident Energy Trust Q3

was approximately $1.0 million of payments related to unit based compensation in the third quarter of 2006 while there were zero payments related to unit based compensation in the third quarter of 2005. Charges to expenses related to unit based compensation are initially recorded as non-cash unit based compensation expense. When cash payments are made, a charge is recorded to general and administrative expense with a corresponding reduction to non-cash unit based compensation.

Year-to-date general and administrative expenses were $19.7 million or $9.36 per boe, compared to $7.0 million, or $3.54 per boe in the first nine months of 2005. General and administrative expenses in 2006 include $4.9 million or $2.33 per boe (2005 - $2.3 million) related to payments associated with unit based compensation. The expense was accrued in 2005 as non-cash unit based compensation, consequently there is an offsetting reduction in non-cash unit based compensation in 2006 (see note 9 to the interim consolidated financial statements). There was also due diligence expenditures of approximately $1.5 million relating to a real estate development project. Through a subsidiary, USOGP has partnered with a real estate industry developer to evaluate certain land located in Southern California for real estate purposes. The land is currently used, and will continue to be used, in oil and gas operations. These expenditures are partially offset by a $1.2 million recovery in non-controlling interest. Excluding the unit based compensation payments and the real estate development costs, general and administrative expenses were $13.3 million, or $6.32 per boe, compared to $3.54 per boe for the first nine months of 2005. The primary drivers of this increase are costs associated with compliance (including costs associated with the implementation of procedures and documentation to be in compliance with the U. S. Sarbanes-Oxley Act), increased corporate general and administrative allocations to USOGP operations and increased staffing levels, legal and consulting costs associated with the previously announced initial public offering.

Capital expenditures

USOGP	Three months ended		Nine months ended
	September 30,		September 30,
($ 000s)	2006	2005	2006	2005

Capital expenditures - by category
Geological, geophysical and land	$-	$345	$-	$4,199
Drilling, recompletions, and workovers	5,569	8,295	24,147	24,301
Facilities and equipment	6,026	2,468	13,121	12,233
Other capital	1,887	101	2,755	640
Total additions	$13,482	$11,209	$40,023	$41,373

Property acquisitions	$-	$-	$(2,012)	$-
Property dispositions	-	-	(4)	-

USOGP capital expenditures for the third quarter of 2006 totaled $13.5 million. $6.4 million of the capital expenditures were directed at drilling, optimization and facility upgrades at West Pico, Santa Fe Springs and Orcutt. In Wyoming $4.2 million was directed at optimization projects with a further $1.2 million directed at optimization projects at smaller fields and office equipment. $1.7 million of real estate development costs were also incurred in the third quarter of 2006 relating to the land development project initiated in the second quarter of 2006.

For the first nine months of 2006, USOGP capital expenditures totaled $38.0 million, including the second quarter adjustment of $2.0 million to reduce accrued acquisition transaction costs related to past acquisitions. $20.5 million of the capital expenditures were directed at drilling, optimization and facility upgrades at West Pico, Santa Fe Springs and Orcutt. In Wyoming $12.8 million was directed at optimization projects with a further $5.0 million directed at optimization projects at smaller fields and office equipment and improvements. $1.7 million of real estate development costs were also incurred relating to the land development project initiated in the second quarter of 2006.

A significant portion of optimization capital was directed at improvements to infrastructure aimed at reducing future operating expenses. In addition, optimization capital includes the cost of returning previously uneconomic wells to production to take advantage of high oil prices.

Provident Energy Trust Q3

Depletion, depreciation and accretion (DD&A)

	Three months ended			Nine months ended
USOGP	September 30,			September 30,
($ 000s, except per boe amounts)	2006	2005	% Change	2006	2005	% Change

DD&A	$6,480	$7,147	(9)	$21,789	$18,931	15
DD&A (per boe)	$9.10	$9.93	(8)	$10.36	$9.62	8

The USOGP’s DD&A rate is low due to the long-lived nature of the assets.

Recent developments

Initial public offering in the U.S.

In the fourth quarter of 2006 Provident’s subsidiary, BreitBurn Energy Partners, L.P. (the “Partnership”) completed its initial public offering, including an underwriter’s option, of 6,900,000 common units at U.S. $18.50 per unit (see note 11 to interim consolidated financial statements).

Midstream services and marketing business segment review

Midstream NGL acquisition

The $775 million Midstream NGL Acquisition, which closed on December 13, 2005, included NGL extraction plants, pipelines, storage and fractionation facilities, distribution facilities, and contracts including marketing, supply and transportation arrangements, and NGL marketing infrastructure. This acquisition has extended Provident’s involvement in the NGL value chain. Results in 2005 included NGL fee for service, fixed margin extraction, equity margin on marketed NGLs, and margin on crude oil marketing contracts. The crude oil marketing contracts were disposed in May 2005, thus 2006 results include an increase in fees for services, fixed margin extraction and equity margin on marketed NGLs.

Operations - managed NGL volumes

Provident managed 166,483 bpd over the third quarter of 2006, a 170 percent increase over the 61,760 bpd managed in the third quarter of 2005. Managed volumes are NGL products that have been purchased or received for further processing and/or sale. The significant increase in 2006 is a result of the Midstream NGL Acquisition.

Revenues

For the third quarter of 2006 product sales and services revenues were $470.6 million (2005 - $181.0 million). Year-to-date product sales and services revenue were $1,322.5 million (2005 - $612.5 million). Revenue figures are after elimination of intersegment transactions. The significant increase in revenue over 2005 is a result of the Midstream NGL Acquisition, an increase in propane plus prices in the second and third quarters of 2006 over the comparable quarters in 2005, and the commissioning of the condensate loading and terminalling facilities in the second quarter of 2006. Product sales relate to the marketing of NGLs and transportation and fractionation contracts (T&F), while service revenue relates to fees earned through NGL processing, marketing, storage and distribution. The majority of NGL revenues are earned pursuant to both long-term contracts and annual evergreen purchase and sales commitments.

In addition to the increased product sales and service revenue, Midstream revenue was reduced by $11.0 million in the third quarter 2006 (2005 - $0.1 million) due to realized losses on financial derivative instruments. For the nine months ended September 30, 2006, Midstream revenue was reduced by $20.8 million (2005 - increased by $0.4 million) resulting from settlement of financial derivative instruments. Midstream enters into derivative contracts to assist with margin stabilization on marketed products.

Provident Energy Trust Q3

Expenses

The cost of goods sold (COGS) was $384.3 million for the third quarter of 2006 (2005 - $157.7 million). Year-to-date COGS was $1,111.2 million (2005 - $541.5 million). These figures are after elimination of intersegment transactions and the year-to-date figures include the effect of the $5.2 million repayment described under the heading “Fractionation spread support program”. Cost of goods sold relates to NGL product sales revenue included in product sales and services revenue. COGS include all costs incurred in the production and purchase of NGL specification product for sale. The majority of the natural gas liquids are purchased pursuant to long-term contracts and annual evergreen purchase commitments. The significant increase in COGS over 2005 is a result of the Midstream NGL Acquisition which has resulted in increased level of activity.

Operating and maintenance expenses were $1.6 million for the third quarter of 2006 (2005 - $8.6 million) and $19.5 million year-to-date (2005 - $24.7 million). Third quarter 2006 costs include operating costs incurred to process NGLs, and provide T&F, and storage and distribution services to third parties. In prior quarters, operating costs also included costs incurred at the Younger and Redwater facilities for Provident’s own production. These costs are now included in the determination of inventory and cost of goods sold, reflecting the integration of operations after the Midstream NGL Acquisition.

General and administrative expenses were $5.6 million for the third quarter 2006 (2005 - $1.7 million) and $16.9 million year-to-date (2005 - $5.8 million) representing an increase in allocated corporate general and administrative costs, as well as increased costs for compliance activities and increased number of employees acquired through the Midstream NGL Acquisition. Interest expense for the third quarter of 2006 was $8.3 million (2005 - $1.0 million) and $22.5 million year-to-date (2005 - $3.8 million) reflecting an increase in capitalization associated with the Midstream NGL Acquisition. Depreciation expense was $10.9 million for the three months ended September 30, 2006 (2005 - $2.5 million) and $32.5 million year-to-date (2005 - $7.5 million) reflecting the larger asset base acquired through the Midstream NGL Acquisition.

Earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”) and cash flow from operations

Third quarter 2006 EBITDA of $66.0 million increased $53.0 million or 408 percent from $13.0 million in the third quarter of 2005. Year-to-date EBITDA increased 253 percent to $145.2 million from $41.1 million in 2005. Cash flow for the third quarter of 2006 was $58.6 million, an increase of $46.4 million or 381 percent above the $12.2 million for the third quarter 2005. Year to date cash flow increased 226 percent to $123.8 million from $37.9 million in 2005. Year-to-date 2006 EBITDA and cash flow was reduced by $5.2 million due to the requirement to repay, in the first quarter of 2006, the amount that was drawn in December 2005 under the fractionation spread support program. Through the Midstream NGL Acquisition, Provident has expanded its involvement in the NGL value chain, which has made a significant contribution to the overall increase in EBITDA and cash flow. In addition, Midstream EBITDA and cash flow benefited from an increase in propane plus prices in the second and third quarters of 2006 over the comparable quarters in 2005 accompanied by a reduction in associated product costs, mostly due to reduced natural gas prices.

Management uses EBITDA to analyze the operating performance of the Midstream business unit. EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. EBITDA as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to EBITDA throughout this report are based on earnings before interest, taxes, depletion, depreciation, accretion, and other non-cash items (“EBITDA”).

Fractionation spread support program

As part of the Midstream NGL Acquisition, the vendor has agreed to provide a near-term fractionation spread support program. The program provides Provident with up to $75 million of support until November 2007 if the fractionation spread ratio is below historic levels. This program is intended to ensure that Provident achieves the long-term average fractionation spread ratio that the NGL business has attained historically through to November 2007. This program is intended to provide consistent and stable cash flow and distributions for Unitholders. In certain circumstances, the vendor will have the ability to recover the amounts provided under the support program until October 31, 2008, if the fractionation spread ratio exceeds historic levels. Provident’s long term risk management strategy is focused on locking in fractionation spread margins, with the objective of stabilizing cash flow over the longer term.

Provident Energy Trust Q3

The impact of the agreement on the 2006 year-to-date results was a repayment of $5.2 million, in the first quarter of 2006 that was received in the fourth quarter of 2005, resulting in an increase in the cost of goods available for sale in 2006 with no comparative for 2005. No amounts were paid or received in the second and third quarters of 2006.

Capital expenditures

Midstream capital expenditures for the first nine months of 2006 totaled $37.7 million. $36.0 million of the capital was spent on the new condensate offloading facilities and truck terminals at Redwater. The remaining $1.7 million relates to sustaining capital requirements.

Distributions

The following table summarizes distributions paid or declared by the Trust since inception:

		Distribution Amount
Record Date	Payment Date	(Cdn$)	(US$)*
2006
January 23, 2006	February 15, 2006	$0.12	0.10
February 23, 2006	March 15, 2006	0.12	0.10
March 22, 2006	April 13, 2006	0.12	0.10
April 24, 2006	May 15, 2006	0.12	0.11
May 25, 2006	June 15, 2006	0.12	0.11
June 22, 2006	July 14, 2006	0.12	0.11
July 21, 2006	August 15, 2006	0.12	0.11
August 22, 2006	September 15, 2006	0.12	0.11
September 22, 2006	October 13, 2006	0.12	0.11
2006 Cash Distributions paid as declared		$1.08	0.96
2005 Cash Distributions paid as declared		1.44	1.20
2004 Cash Distributions paid as declared		1.44	1.10
2003 Cash Distributions paid as declared		2.06	1.47
2002 Cash Distributions paid as declared		2.03	1.29
2001 Cash Distributions paid as declared – March 2001 – December 2001		2.54	1.64
Inception to September 30, 2006 – Distributions paid as declared		$10.59	7.66
*exchange rate based on the Bank of Canada noon rate on the payment date.

For Canadian tax purposes, 2005 distributions were determined to be 76.5 percent taxable and 23.5 percent a tax deferred return of capital in the hands of Canadian unitholders. Distributions received by U.S. resident unitholders in 2005 were classified as 94.4 percent qualified dividend and 5.6 percent tax deferred return of capital. In both Canada and the U.S., the tax-deferred portion would usually be treated as an adjustment to the cost base of the units. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular income tax consequences of holding Provident units.

Provident Energy Trust Q3

Taxation of trust distributions

On October 31, 2006, the Canadian federal government announced its intention to change the tax treatment for all income trusts, significantly increasing the tax burden on trust distributions. For existing trusts including Provident, these changes would come into effect in 2011. There is no immediate impact on the trust’s operations or cash flow, and the trust remains in a strong financial position.

Provident’s business strategy is built around creating sustainable long-term value for investors, and that commitment will not change. Management is working to understand the long-term implications of the proposed taxation changes and will respond accordingly.

Provident is taking part in efforts by the Coalition of Canadian Energy Trusts and the Canadian Association of Income Funds to urge the Canadian government to engage in consultation about appropriate tax policy with respect to trusts, including energy trusts in particular. The new policy was announced with no warning or consultation, creating an unprecedented market reaction. Energy trusts are a well-established component of the Canadian energy industry, adding unique value by, among other things, developing mature basins to their maximum potential and operating important energy infrastructure. Provident unitholders can express their opinions on this new tax policy by writing or calling the Canadian Minister of Finance.

Foreign ownership

As at September 2006, based on information received from the transfer agent and financial intermediaries, an estimated 83 percent of Provident’s outstanding trust units are held by non-residents. However, this estimate may not be accurate as it is based on certain assumptions and data from the security industry that does not have a well-defined methodology to determine the residency of beneficial holders of securities.

The Trust qualifies as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio is derived from non-taxable Canadian properties, comprised principally of royalties and inter-company debt. Provident monitors on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its assets is derived from non-taxable Canadian properties.

On September 17, 2003 Canadian unitholders approved an amendment to the Trust’s Trust Indenture providing that residency restriction provisions need not be enforced while the Trust continues to qualify as a Mutual Fund Trust under Canadian tax legislation. To allow Provident to remain a Mutual Fund Trust and to execute a business plan that maximizes unitholder returns without regard to the types of assets the Trust may hold, the approved amendment provides for Provident’s board of directors to have sole discretion to determine whether and when it is appropriate to reduce or limit the number of trust units held by non-residents of Canada.

Business risks

The oil and natural gas trust industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•	fluctuations in commodity price, exchange rates and interest rates;

•	government and regulatory risk in respect of royalty and income tax regimes;

•	operational risks that may affect the quality and recoverability of reserves;

•	geological risk associated with accessing and recovering new quantities of reserves;

•	transportation risk in respect of the ability to transport oil and natural gas to market;

•	capital markets risk and the ability to finance future growth;

•	marketability of oil and natural gas;

Provident Energy Trust Q3

•	the ability to attract and retain employees;

•	income tax legislation relating to income trusts; and

•	environmental, health and safety risks.

The midstream industry is also subject to risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of the Trust or Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price fluctuations;

•	the ability to attract and retain employees;

•	regulatory intervention in determining processing fees and tariffs; and

•	reliance on significant customers.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;

•	adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;

•	developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;

•	adhering to a consistent and disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for distribution;

•	marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;

•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

•	maintaining a low cost structure to maximize cash flow and profitability;

•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Provident Energy Trust Q3

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for each quarter in the nine months ended September 30, 2006 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q1	Q2	Q3
TSE – PVE.UN (Cdn$)
High	$13.70	$14.31	$14.50
Low	$11.79	$12.87	$12.07
Close	$13.04	$14.00	$13.02
Volume (000s)	23,113	29,205	43,411
NYSE – PVX (US$)
High	$11.66	$12.99	$13.04
Low	$10.24	$11.16	$10.81
Close	$11.32	$12.37	$11.75
Volume (000s)	36,038	29,175	33,378

Provident Energy Trust Q3

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2006
	First	Second	Third	Year-to-
	Quarter	Quarter	Quarter	Date
Financial - consolidated
Revenue	$553,706	$424,439	$661,022	$1,639,167
Cash flow	$78,906	$110,990	$120,089	$309,985
Net income	$24,200	$21,371	$120,850	$166,421
Net income per unit - basic	$0.13	$0.11	$0.61	$0.87
Net income per unit - diluted	$0.13	$0.11	$0.58	$0.86
Unitholder distributions	$68,350	$68,572	$70,970	$207,892
Distributions per unit	$0.36	$0.36	$0.36	$1.08

Oil and gas production
Cash revenue	$114,020	$125,744	$116,682	$356,446
Earnings before interest, DD&A, taxes and other non-cash items	$64,313	$77,698	$67,750	$209,761

Cash flow	$52,813	$71,867	$61,471	$186,151
Net income	$36,484	$25,980	$38,117	$100,581

Midstream services and marketing
Cash revenue	$474,515	$367,624	$459,603	$1,301,742
Earnings before interest, DD&A, taxes	$32,813	$46,438	$65,958	$145,209
and other non-cash items
Cash flow	$26,093	$39,123	$58,618	$123,834
Net (loss) income	$(12,284)	$(4,609)	$82,733	$65,840

Operating
Oil and gas production
Light/medium oil (bpd)	14,541	13,923	13,955	14,185
Heavy oil (bpd)	2,506	2,011	2,004	2,125
Natural gas liquids (bpd)	1,527	1,475	1,326	1,443
Natural gas (mcfd)	78,274	80,084	80,991	79,792
Oil equivalent (boed)	31,620	30,756	30,784	31,052

(Cdn $)
Average selling price net of transportation expense
Light/medium oil per bbl	$54.80	$69.76	$62.95	$62.22
(before realized non-hedging derivative instruments)
Light/medium oil per bbl	$53.40	$68.00	$60.72	$60.43
(including realized non-hedging derivative instruments)
Heavy oil per bbl	$22.87	$50.42	$48.15	$40.10
(before realized non-hedging derivative instruments)
Heavy oil per bbl	$22.82	$50.42	$48.15	$40.08
(including realized non-hedging derivative instruments)
Natural gas liquids per barrel	$53.91	$54.20	$52.03	$53.40
Natural gas per mcf	$8.00	$6.10	$5.88	$6.64
(before realized non-hedging derivative instruments)
Natural gas per mcf	$7.85	$6.41	$6.24	$6.82
(including realized non-hedging derivative instruments)

Midstream services and marketing
Managed NGL volumes (bpd)	163,420	158,941	166,483	162,959

Provident Energy Trust Q3

Segmented information by quarter
($ 000s except for per unit and operating amounts)	2005
	First	Second	Third	Fourth	YTD
	Quarter	Quarter	Quarter	Quarter	Total
Financial - consolidated
Revenue	$322,023	$300,504	$295,060	$442,687	$1,360,274
Cash flow	$64,137	$64,435	$86,318	$96,298	$311,188
Net income (loss)	$(2,783)	$26,822	$18,386	$54,501	$96,926
Net income (loss) per unit - basic and diluted	$(0.02)	$0.17	$0.11	$0.32	$0.61
Unitholder distributions	$51,734	$57,001	$59,333	$62,646	$230,714
Distributions per unit	$0.36	$0.36	$0.36	$0.36	$1.44

Oil and gas production
Cash revenue	$100,447	$104,478	$124,073	$117,710	$446,708
Earnings before interest, DD&A, taxes and other non-cash items	$59,262	$63,584	$81,670	$73,976	$278,492

Cash flow	$48,937	$53,868	$74,139	$68,006	$244,950
Net income (loss)	$(15,046)	$14,681	$10,702	$30,437	$40,774

Midstream services and marketing
Cash revenue	$245,338	$186,635	$180,875	$293,034	$905,882
Earnings before interest, DD&A, taxes	$16,380	$11,765	$12,978	$29,566	$70,689
and other non-cash items
Cash flow	$15,200	$10,567	$12,179	$28,292	$66,238
Net income	$12,263	$12,141	$7,684	$24,064	$56,152

Operating
Oil and gas production
Light/medium oil (bpd)	14,388	15,891	15,583	14,051	14,979
Heavy oil (bpd)	5,547	4,644	4,075	3,195	4,358
Natural gas liquids (bpd)	1,756	1,454	1,523	1,653	1,596
Natural gas (mcfd)	80,466	79,126	75,523	73,363	77,095
Oil equivalent (boed)	35,102	35,177	33,768	31,126	33,782

(Cdn $)
Average selling price net of transportation expense
Light/medium oil per bbl	$49.32	$51.20	$62.95	$55.31	$54.69
(before realized non-hedging derivative instruments)
Light/medium oil per bbl	$40.93	$42.18	$49.82	$42.52	$43.90
(including realized non-hedging derivative instruments)
Heavy oil per bbl	$25.85	$26.03	$46.74	$28.62	$31.33
(before realized non-hedging derivative instruments)
Heavy oil per bbl	$25.78	$26.03	$46.74	$28.62	$31.31
(including realized non-hedging derivative instruments)
Natural gas liquids per barrel	$45.30	$47.75	$54.27	$49.44	$49.09
Natural gas per mcf	$6.76	$7.29	$8.43	$11.44	$8.43
(before realized non-hedging derivative instruments)
Natural gas per mcf	$6.74	$7.13	$8.03	$11.22	$8.23
(including realized non-hedging derivative instruments)

Midstream services and marketing
Managed NGL volumes (bpd)	61,590	58,200	61,760	77,100	64,740
Provident Energy Trust Q3

Segmented information by quarter
($ 000s except per unit and operating amounts)	2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	YTD Total
Financial - consolidated
Revenue	$234,947	$218,304	$287,171	$369,435		$1,109,857
Cash flow	$36,269	$36,530	$54,076	$58,371		$185,246
Net income (loss)	$(5,995)	$(6,873)	$(4,221)	$38,314		$21,225
Net income (loss) per unit - basic and diluted	$(0.07)	$(0.07)	$(0.03)	$0.27		$0.19
Unitholder distributions	$31,036	$35,039	$46,489	$52,064		$164,628
Distributions per unit	$0.36	$0.36	$0.36	$0.36		$1.44

Oil and gas production
Cash revenue	$54,865	$59,316	$89,129	$91,569		$294,879
Earnings before interest, DD&A, taxes and other non-cash items	$30,741	$34,974	$51,767	$50,498		$167,980
Cash flow	$26,386	$29,593	$44,825	$41,798		$142,602
Net income (loss)	$(9,761)	$(10,950)	$(17,356)	$27,490		$(10,577)

Midstream services and marketing
Cash revenue	$233,031	$218,388	$287,679	$288,768		$1,027,866
Earnings before interest, DD&A, taxes	$12,197	$8,945	$10,986	$17,957		$50,085
and other non-cash items					$
Cash flow	$9,883	$6,937	$9,251	$16,573		42,644
Net income	$3,766	$4,077	$13,135	$10,824		$31,802

Operating
Oil and gas production
Light/medium oil (bpd)	5,965	7,861	12,674	14,012		10,146
Heavy oil (bpd)	6,588	6,537	6,770	6,536		6,608
Natural gas liquids (bpd)	1,130	1,267	1,803	1,770		1,494
Natural gas (mcfd)	63,859	68,007	88,642	87,339		77,022
Oil equivalent (boed)	24,326	27,000	36,021	36,874		31,085

(Cdn $)
Average selling price net of transportation expense
Light/medium oil per bbl
(before realized non-hedging derivative instruments)	$39.00	$42.28	$48.59	$45.83		$45.01
Light/medium oil per bbl
(including realized non-hedging derivative instruments)	$26.15	$29.97	$38.00	$33.88		$33.29
Heavy oil per bbl
(before realized non-hedging derivative instruments)	$26.84	$28.26	$34.23	$25.33		$28.72
Heavy oil per bbl
(including realized non-hedging derivative instruments)	$22.80	$23.26	$25.72	$22.17		$23.51
Natural gas liquids per barrel	$37.03	$40.55	$40.88	$42.80		$40.68
Natural gas per mcf
(before realized non-hedging derivative instruments)	$6.40	$7.01	$6.47	$6.56		$6.60
Natural gas per mcf
(including realized non-hedging derivative instruments)	$6.31	$6.26	$6.05	$6.31		$6.23

Midstream services and marketing
Managed NGL volumes (bpd)	67,279	51,393	58,400	52,870		57,484

Provident Energy Trust Q3

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian dollars (000s)
(unaudited)

	As at	As at
	September 30,	December 31,
	2006	2005

Assets
Current assets
Cash and cash equivalents	$6,500	$32,113
Accounts receivable	277,963	267,246
Petroleum product inventory	128,198	110,638
Prepaid expenses	19,203	14,326
Financial derivative instruments	11,367	-
	443,231	424,323

Cash reserve for future site reclamation	374	1,872
Investments	4,320	3,758
Deferred financing charges	13,405	14,710
Property, plant and equipment	2,297,576	1,702,689
Intangible assets	199,157	215,850
Goodwill	433,346	429,068
Long-term financial derivative instruments	825	-
	$3,392,234	$2,792,270
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$291,513	$314,723
Cash distributions payable	21,221	20,644
Distributions payable to non-controlling interest	407	452
Financial derivative instruments	15,479	14,149
	328,620	349,968

Long-term debt - revolving term credit facilities (note 4)	872,865	586,597
Long-term debt - convertible debentures (note 4)	288,176	298,007
Asset retirement obligation (note 5)	42,033	41,133
Long-term financial derivative instruments	29,274	-
Future income taxes	201,585	91,595
Non-controlling interests
USOGP operations	13,299	11,885
Exchangeable shares (note 6)	7,447	8,259

Unitholders’ equity
Unitholders’ contributions (note 7)	2,228,327	1,971,707
Convertible debentures equity component	18,679	19,301
Contributed surplus (note 9)	1,654	1,675
Cumulative translation adjustment	(52,182)	(41,785)
Accumulated income	263,709	97,288
Accumulated cash distributions (note 10)	(851,252)	(643,360)
	1,608,935	1,404,826
	$3,392,234	$2,792,270

Provident Energy Trust Q3

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
Canadian dollars (000s except per unit amounts)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Revenue (note 8)
Revenue	$587,497	$326,711	$1,682,166	$988,060
Realized loss on financial derivative instruments	(11,212)	(21,763)	(23,978)	(46,214)
Unrealized gain (loss) on financial derivative instruments	84,737	(9,888)	(19,021)	(24,259)
	661,022	295,060	1,639,167	917,587

Expenses
Cost of goods sold	384,306	157,749	1,111,151	541,548
Production, operating and maintenance	37,279	43,215	125,322	124,510
Transportation	3,042	1,390	12,885	4,418
Depletion, depreciation and accretion	58,642	49,021	164,655	148,571
General and administrative	17,770	9,919	54,246	27,556
Non-cash unit based compensation (note 9)	2,925	2,431	10,272	4,853
Interest on bank debt	9,334	1,535	23,504	6,775
Interest and accretion on convertible debentures	5,972	4,651	18,119	16,744
Amortization of deferred financing charges	963	345	2,800	903
Foreign exchange gain and other	(682)	(1,880)	(1,049)	(1,988)
Loss on redemption of convertible debentures	-	-	-	49
Gain on sale of assets (note 3)	-	-	-	(5,188)
	519,551	268,376	1,521,905	868,751

Income before taxes and non-controlling interests	141,471	26,684	117,262	48,836

Capital taxes	259	767	862	3,677
Current and withholding tax (recovery) expense	(1,328)	2,553	4,396	6,924
Future income tax expense (recovery)	19,406	4,298	(55,569)	(5,534)
	18,337	7,618	(50,311)	5,067

Net income before non-controlling interests	123,134	19,066	167,573	43,769
Non-controlling interests
USOGP operations	1,929	527	547	926
Exchangeable shares (note 6)	355	153	605	418
Net income	120,850	18,386	166,421	42,425
Accumulated income, beginning of period	$142,859	$24,401	$97,288	$362
Accumulated income, end of period	$263,709	$42,787	$263,709	$42,787
Net income per unit – basic	$0.61	$0.11	$0.87	$0.27
Net income per unit – diluted	$0.58	$0.11	$0.86	$0.27
Provident Energy Trust Q3

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian Dollars (000s)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Cash provided by operating activities
Net income for the period	$120,850	$18,386	$166,421	$42,425
Add (deduct) non-cash items:
Depletion, depreciation and accretion	58,642	49,021	164,655	148,571
Debenture accretion and amortization of deferred charges	1,581	1,558	4,696	4,330
Non-cash unit based compensation (note 9)	2,925	2,431	10,272	4,853
Unrealized (gain) loss on financial derivative instruments (note 8)	(84,737)	9,888	19,021	24,259
Unrealized foreign exchange (gain) loss	(862)	86	(663)	(129)
Future income tax expense (recovery)	19,406	4,298	(55,569)	(5,534)
Equity in earnings of investee	-	(30)	-	(90)
Net income attributable to non-controlling interests	2,284	680	1,152	1,344
Loss on redemption of convertible debentures	-	-	-	49
Gain on sale of assets (note 3)	-	-	-	(5,188)
Cash flow from operations before changes in working capital and site restoration expenditures	120,089	86,318	309,985	214,890
Site restoration expenditures	(1,257)	(700)	(3,408)	(1,695)
Change in non-cash operating working capital	(48,904)	(3,653)	(55,117)	(27,322)
	69,928	81,965	251,460	185,873

Cash provided by (used for) financing activities
Increase (decrease) in long-term debt	290,225	(26,475)	288,395	(78,732)
Declared distributions to unitholders	(70,970)	(59,333)	(207,892)	(168,068)
Declared distributions to non-controlling interest	(698)	(719)	(1,808)	(1,698)
Issue of trust units, net of issue costs	221,849	6,499	242,418	131,811
Issue of debentures, net of costs	-	-	-	95,759
Redemption of debentures, net of costs	-	-	-	(2,997)
Change in non-cash financing working capital	(127)	(7,099)	(644)	(2,872)
	440,279	(87,127)	320,469	(26,797)

Cash (used for) provided by investing activities
Capital expenditures	(38,254)	(40,762)	(129,522)	(106,848)
Acquisition of Nautilus (note 2)	-	-	-	(91,420)
Acquisition of investment	-	-	-	(510)
Acquisition of Midstream NGL Business (note 2)	-	-	(2,300)	-
Oil and gas property acquisitions	(473,197)	680	(471,708)	680
Contribution by non-controlling interest	-	-	2,675	-
Proceeds from property dispositions	466	44,639	(1,239)	44,639
Proceeds on sale of assets (notes 2 and 3)	-	-	11,517	5,546
Reclamation fund contributions	(636)	(716)	(1,910)	(2,250)
Reclamation fund withdrawals	1,257	700	3,408	1,695
Payment of financial derivative instruments	-	-	-	(8,137)
Change in non-cash investing working capital	3,544	223	(8,463)	(2,649)
	(506,820)	4,764	(597,542)	(159,254)

Increase (Decrease) in cash and cash equivalents	3,387	(398)	(25,613)	(178)
Cash and cash equivalents, beginning of period	3,113	464	32,113	244
Cash and cash equivalents, end of period	$6,500	$66	$6,500	$66

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$9,045	$6,893	$39,324	$22,012
Cash taxes paid	$1,736	$4,096	$9,082	$10,691

Provident Energy Trust Q3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in Cdn$000’s, except unit and per unit amounts)
(unaudited)

September 30, 2006

The Interim Consolidated Financial Statements of Provident Energy Trust (“the Trust”) have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Trust’s audited Financial Statements and notes for the year ended December 31, 2005, which are disclosed in the annual report filed by the Trust.

1. Significant Accounting Policies

The interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of the Trust for the year ended December 31, 2005 and are consistent with policies adopted in the third quarter of 2005.

2. Acquisitions

(i)	Acquisition of Rainbow Assets

On August 31, 2006 Provident acquired a package of natural gas producing assets in the Rainbow and Peace River Arch areas of northwestern Alberta. The assets provide daily production of approximately 5,500 barrels of oil equivalent, over 90 percent of which is natural gas, and over 200 identified drilling locations. The transaction was accounted for as an asset purchase with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$640,260
Asset retirement obligation	(1,903)
Future income taxes	(165,559)
$472,798
Consideration
Acquisition costs	$500
Cash	472,298
$472,798

The acquisition was financed by the issuance of 16,325,000 units at $13.85 per unit and Provident’s credit facilities.

(ii)	Acquisition of Midstream NGL Assets

On December 13, 2005 Provident acquired midstream business assets (the Midstream NGL Acquisition) from EnCana Corporation by way of the purchase of partnership interests, corporations and assets. The business comprises NGL extraction plants, pipelines, storage and fractionation facilities, distribution facilities, contracts including supply and transportation arrangements, and ownership of Kinetic Resources, two partnerships which perform NGL marketing services including Kinetic’s interests in a distribution terminal and leases on approximately 700 rail cars. The transaction was accounted for using the purchase method with the allocation of the purchase price as follows:

Provident Energy Trust Q3

Net assets acquired and liabilities assumed
Property, plant and equipment	$426,088
Working capital, net of cash acquired	38,937
Intangible asset - contracts and customer relationships	183,100
Intangible asset - fractionation spread support agreement	17,600
Intangible assets - other	16,308
Goodwill	102,402
Financial derivative instruments	945
Asset retirement obligation	(7,604)
Future income taxes	(3,173)
$774,603
Consideration
Acquisition costs	$12,620
Cash, net of cash acquired	761,983
$774,603

The Midstream NGL Acquisition was financed by the issuance of 21,830,000 units at $12.60 per unit and $150 million of 6.5 percent convertible unsecured subordinated debentures. The remaining portion of the purchase price of the Midstream NGL Acquisition was funded through Provident’s credit facility.

In February 2006, Provident sold its 49 percent interest in the Marysville Partnership, which owns the Marysville Underground Storage Terminal (MUST), for net cash proceeds of $11.5 million. The partnership interest was part of the assets acquired in the Midstream NGL Acquisition. The purchase price allocation of the Midstream NGL Acquisition was adjusted in the first quarter of 2006 to reflect the revised fair value of the acquisition.

In June 2006, Provident settled the final post-closing adjustments relating to the acquisition. The net cash payment resulted in an increase to goodwill in the second quarter of 2006 amounting to $2.3 million.

(iii)	Acquisition of Nautilus

On March 2, 2005 Provident acquired Nautilus Resources, LLC (“Nautilus”) for cash consideration of $90.2 million and acquisition costs of $1.2 million. Nautilus was a private oil and gas exploration and production company active in Wyoming, USA. The transaction has been accounted for using the purchase method with the allocation of the purchase price as follows:

Net assets acquired and liabilities assumed
Property, plant and equipment	$99,877
Working capital	1,237
Asset retirement obligation	(1,557)
Financial derivative instrument	(8,137)
$91,420
Consideration
Acquisition costs	$1,237
Cash	90,183
$91,420

The result of this acquisition was the non-controlling interest on USOGP operations decreased by 1.4 percent from 5.8 to 4.4 percent.

Provident Energy Trust Q3

3. Sale of Assets

On May 1, 2005, certain oil purchase and sale contracts were sold for net proceeds of $5.5 million and a gain recorded of $5.2 million net of disposal costs.

4. Long-term Debt

	As at	As at
	September 30, 2006	December 31, 2005
Revolving term credit facilities	$872,865	$586,597
Convertible debentures	288,176	298,007
	$1,161,041	$884,604

(i)	Revolving term credit facility

At September 30, 2006 Provident had $925 million and US $100 million term credit facilities. At December 31, 2005 Provident had $750 million and US $100 million term credit facilities. In July 2006, the Canadian facility was increased to $925 million. At September 30, 2006, $766.5 million was drawn on the Canadian facility, $56.4 million was drawn on the US facility and $50.0 million was drawn on a bridge facility established in connection with the Rainbow asset acquisition (see note 2). At September 30, 2006 Provident had letters of credit guaranteeing Provident’s performance under certain commercial and other contracts that totaled $32.6 million. The guarantees totaled $45.1 million at December 31, 2005.

(ii)	Convertible debentures

The Trust may elect to satisfy interest and principal obligations by the issue of trust units. For the three and nine month periods ended September 30, 2006, $9.0 million and $12.2 million, respectively, of the face value of debentures were converted to trust units at the election of debenture holders (2005 - $48.9 million and $104.6 million, respectively, including $45.7 million associated with the May 31, 2005 redemption of the 10.5 percent convertible unsecured subordinated debentures). The following table details each outstanding convertible debenture:

	As at		As at
Convertible Debentures	September 30, 2006		December 31, 2005
($ 000s except conversion pricing)	Carrying Value (1)	Face Value	Carrying Value (1)	Face Value	Maturity Date	Conversion Price per unit (2)
6.5% Convertible Debentures	$142,525	$150,000	$141,522	$150,000	April 30, 2011	14.75
6.5% Convertible Debentures	92,935	99,024	92,482	99,179	Aug. 31, 2012	13.75
8.0% Convertible Debentures	26,649	27,492	32,382	33,648	July 31, 2009	12.00
8.75% Convertible Debentures	26,067	26,724	31,621	32,659	Dec. 31, 2008	11.05
	$288,176	$303,240	$298,007	$315,486
(1) Excluding equity component of convertible debentures
(2) The debentures may be converted into trust units at the option of the holder of the debenture at the conversion price per unit

5. Asset Retirement Obligation

The total undiscounted amount of future cash flows required to settle asset retirement obligations related to oil and gas operations is estimated to be $349.7 million. Payments to settle oil and gas asset retirement obligations occur over the operating lives of the assets estimated to be from two to 52 years.

The total undiscounted amount of future cash flows required to settle the midstream asset retirement obligations is estimated to be $166.1 million. The estimated costs include such activities as dismantling, demolition and

Provident Energy Trust Q3

disposal of the facilities as well as remediation and restoration of the surface land. Payments to settle the midstream asset retirement obligations are expected to occur subsequent to the closure of the facilities and related assets. Settlement of these obligations is expected to occur in 30 to 45 years.

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Carrying amount, beginning of period	$40,295	$43,209	$41,133	$40,506
Acquisitions	1,903	-	1,903	1,557
Change in estimate	-	-	157	-
Increase in liabilities incurred during the period	182	767	886	1,219
Settlement of liabilities during the period	(1,257)	(700)	(3,408)	(1,695)
Decrease in liabilities due to disposition	-	(13,612)	(773)	(13,612)
Accretion of liability	910	803	2,135	2,492
Carrying amount, end of period	$42,033	$30,467	$42,033	$30,467

6. Exchangeable Shares - Non-controlling Interest

The non-controlling interest on the consolidated balance sheet consists of the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net income attributable to the non-controlling interest on the consolidated statement of operations represents the cumulative share of net income attributable to the non-controlling interest based on the trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end during the period.

Following is a summary of the non-controlling interest - exchangeable shares for the three and nine month periods ended September 30, 2006 and 2005:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Non-controlling interest, beginning of period	$7,092	$12,979	$8,259	$35,921
Reduction of book value for conversion to trust units	-	(3,294)	(1,417)	(26,501)
Net income attributable to non-controlling interest	355	153	605	418
Non-controlling interest, end of period	$7,447	$9,838	$7,447	$9,838
Accumulated income attributable to non-controlling interest	$2,486	$1,900	$2,486	$1,900

The following table details the number of exchangeable shares converted and outstanding in addition to the associated book value:

Provident Energy Trust Q3

	Nine months ended September 30,
	2006			2005

Exchangeable shares
Provident Acquisitions Inc.	Number of units	Amount (000s	)	Number of units	Amount (000s )
Balance at beginning of period	-	$-		336,876	$3,675
Converted to trust units	-	-		(336,876)	(3,675)
Balance, end of period	-	-		-	-
Exchange ratio, end of period	-			-
Trust units issuable upon conversion, end of period	-	$-		-	$-

Exchangeable shares
Provident Energy Ltd.*
Balance at beginning of period	463,545	$4,961		638,474	$6,833
Converted to trust units	-	-		-	-
Balance, end of period	463,545	4,961		638,474	6,833
Exchange ratio, end of period	1.63617			1.46949
Trust units issuable upon conversion, end of period	758,438	$4,961		938,231	$6,833

Exchangeable shares (Series B) Provident Energy Ltd.**
Balance at beginning of period	91,320	$1,046		2,095,271	$23,931
Converted to trust units	(91,320)	(1,046)		(1,998,708)	(22,826)
Balance, end of period	-	-		96,563	1,105
Exchange ratio, end of period	-			1.16151
Trust units issuable upon conversion, end of period	-	$-		112,159	$1,105
Total Trust units issuable upon conversion
of all exchangeable shares, end of period	758,438	$4,961		1,050,390	$7,938
* Matures on January 17, 2007
**Matured on January 15, 2006.

7. Unitholders’ Contributions

The Trust has authorized capital of an unlimited number of common voting trust units.

On July 31, 2006 the Trust issued 16,325,000 Subscription Receipts at a price of $13.85 per Subscription Receipt for total proceeds of $226.1 million ($214.2 million net of issue costs). Each Subscription Receipt entitled the holder to receive one trust unit upon completion of the Rainbow asset acquisition. The acquisition closed on August 31, 2006 at which time all the outstanding Subscription Receipts were converted into trust units. At that time, the holders of the Subscription Receipts were also entitled to $0.12 per trust unit, which is the equivalent of the August distribution paid in September. This payment was treated as a reduction to the proceeds received for the units issued through the Subscription Receipts to $13.73 per trust unit, reducing the amount attributed to Unitholders’ contributions by $2.0 million. Proceeds from the issue were used to fund the Rainbow asset acquisition.

Provident Energy Trust Q3

	Nine months ended September 30,
	2006		2005
Trust Units	Number of units	Amount (000s)	Number of units	Amount (000s)
Balance at beginning of period	188,772,788	$1,971,707	142,226,248	$1,438,393
Issued for cash	16,325,000	224,142	8,400,000	100,800
Exchangeable share conversions	109,934	1,417	2,707,937	26,501
Issued pursuant to unit option plan	518,393	5,016	2,223,109	22,830
Issued pursuant to the distribution reinvestment plan	1,762,171	21,735	1,002,110	12,279
To be issued pursuant to the distribution reinvestment plan	160,000	3,759	102,137	1,440
Debenture conversions	1,061,352	12,493	5,701,872	62,328
Redemption of the 10.5% debentures	-	-	3,507,570	46,707
Unit issue costs	-	(11,942)	-	(7,907)
Balance at end of period	208,709,638	$2,228,327	165,870,983	$1,703,371

The per trust unit amounts for the quarter ended September 30, 2006 were calculated based on the weighted average number of units outstanding of 197,155,970 which excludes the shares exchangeable into trust units (2005 - 164,218,129). The diluted per trust unit amounts for 2006 are calculated including an additional 23,205,662 trust units (2005 - 324,369), as well as an addition to net income of $6.9 million (2005 - nil) for the dilutive effect of the unit options, exchangeable shares and convertible debentures.

The per trust unit amounts for the nine months ended September 30, 2006 were calculated based on the weighted average number of units outstanding of 192,179,627 which excludes the shares exchangeable into trust units (2005 - 155,797,071). The diluted per trust unit amounts for 2006 are calculated including an additional 7,587,609 trust units (2005 - 324,369) as well as an addition to net income of $5.9 million (2005 - nil) for the dilutive effect of the unit options, exchangeable shares and convertible debentures.

8. Revenue

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Gross production revenue	$141,163	$175,668	$434,644	$455,442
Product sales and service revenue	470,575	181,017	1,322,545	612,479
Royalties	(24,241)	(29,974)	(75,023)	(79,861)
Revenue	$587,497	$326,711	$1,682,166	$988,060

Realized loss on financial derivative instruments	(11,212)	(21,763)	(23,978)	(46,214)
Unrealized gain (loss) on financial derivative instruments	84,737	(9,888)	(19,021)	(24,259)
	$661,022	$295,060	$1,639,167	$917,587

Change in unrealized gain (loss) on financial derivative instruments	$84,737	$(9,301)	$(19,021)	$(22,703)
Amortization of loss on financial derivative instruments	-	(587)	-	(1,556)
Unrealized gain (loss) on financial derivative instruments	$84,737	$(9,888)	$(19,021)	$(24,259)

The realized loss on financial derivative instruments for the quarter ended September 30, 2006 of $11.2 million (2005 - $21.8 million), and for the nine months ended September 30, 2006 of $24.0 million (2005 - $46.2 million) relates to the cash settlement on derivative instruments.

Provident Energy Trust Q3

9. Non-cash Unit Based Compensation

(i)	Unit option plan

	Nine months ended September 30,
	2006		2005
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	3,205,625	$11.11	5,200,331	$11.01
Granted	-	-	296,200	11.73
Exercised	(518,393)	10.93	(2,223,109)	10.97
Forfeited	(14,332)	10.59	(25,064)	10.97
Outstanding, end of period	2,672,900	11.14	3,248,358	11.10
Exercisable, end of period	2,045,694	$11.18	1,551,313	$11.18

At September 30, 2006, the Trust had 2,672,900 options outstanding with strike prices ranging between $10.49 and $12.14 per unit. The weighted average remaining contractual life of the options is 1.79 years and the weighted average exercise price is $11.14 per unit excluding average potential reductions to the strike prices of $1.49 per unit.

At September 30, 2005, the Trust had 3,248,358 options outstanding with strike prices ranging between $8.91 and $12.14 per unit. The weighted average remaining contractual life of the options was 2.69 years and the weighted average exercise price was $11.10 per unit excluding average potential reductions to the strike prices of $0.89 per unit.

For the quarter ended September 30, 2006 the Trust recorded non-cash unit based compensation of $0.1 million, for the 5.6 million options granted on or after January 1, 2003 (2005 - $0.3 million).

For the nine months ended September 30, 2006 the Trust recorded non-cash unit based compensation of $0.3 million, for the 5.6 million options granted on or after January 1, 2003 (2005 - $0.8 million).

The following table reconciles the year-to-date movement in the contributed surplus balance:

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Contributed surplus, beginning of the period	$1,692	$1,271	$1,675	$2,002
Compensation expense	49	256	271	755
Benefit on options exercised charged to unitholders’ equity	(87)	(128)	(292)	(1,358)
Contributed surplus, end of period	$1,654	$1,399	$1,654	$1,399

(ii)   Restricted/Performance Units

As at September 30, 2006 there were 549,746 restricted trust units (RTU’s) and 1,682,801 performance trust units (PTU’s) outstanding. The fair value estimate associated with the RTU’s and PTU’s is expensed in the statement of operations over the vesting period. During the three and nine months ended September 30, 2006, the Trust recorded compensation costs of $2.4 million and $6.9 million, respectively, for the RTU’s and PTU’s (2005 - $1.5 million for both three and nine months). In the third quarter of 2006, cash payments of $0.3 million (2005 - nil) were recorded against general and administrative expense resulting in $2.1 million (2005 - $1.5 million) recorded as non-cash unit based compensation. In the nine months ended September 30, 2006, cash payments of $1.0 million were recorded against general and administrative expense resulting in $5.9 million (2005 - $1.5 million) recorded as non-cash unit based compensation.
Provident Energy Trust Q3

      (iii)   Unit appreciation rights

The fair value associated with the unit appreciation rights (UAR’s) granted to employees of the Trust’s U.S. subsidiary is expensed in the statement of income over the vesting period. For the three and nine month period ended September 30, 2006, the Trust recorded non-cash unit based compensation recovery of $0.9 million and an expense of $0.1 million, respectively, for the outstanding UAR’s (2005 - $2.2 million expense and $4.1 million expense, respectively). In the third quarter of 2006, cash payments of $0.7 million (2005 - nil) were recorded against general and administrative expense resulting in $1.6 million recorded as non-cash unit based compensation recovery (2005 - $2.2 million expense). In the nine months ended September 30, 2006 cash payments of $0.8 million (2005 - nil) were recorded against general and administrative expense resulting in $0.7 million recorded as non-cash unit based compensation recovery (2005 - $4.1 million expense).

The following table summarizes the information about UAR’s:

	Nine months ended		Nine months ended
	September 30, 2006		September 30, 2005
	Number of Units Appreciation Rights	Weighted Average Exercise Price (US$)	Number of Units Appreciation Rights	Weighted Average Exercise Price (US$)
Outstanding, beginning of period	768,693	$8.34	976,000	$7.98
Granted	-	-	147,000	10.01
Exercised	(252,053)	8.19	(281,755)	7.91
Forfeited	-	-	(16,000)	8.04
Outstanding, end of period	516,640	8.41	825,245	8.29
Exerciseable, end of period	88,527	10.74	21,578	$7.94
Weighted average remaining contract life (years)	1.83		2.84
Average potential reductions to exercise price	$1.12		$1.04

(iv)	Other unit based compensation

At September 30, 2006 there were 2,450,000 notional units outstanding under the key employee plan of the Trust’s U.S. subsidiary (2005 - 2,200,000) which vest one third three years after grant date, one third four years after grant date and one third five years after grant date. In July 2006, 250,000 units were granted with the remaining 2,200,000 being granted in 2004. There were 5,393,859 notional units outstanding under the phantom unit plan (2005 - 4,155,290) of which all notional units vest immediately. For the quarter and nine months ended September 30, 2006 compensation expense of $2.4 million and $8.6 million, respectively, was recorded under the plans (2005 - nil). In the third quarter of 2006 and 2005, no cash payments were recorded against general and administrative expense resulting in $2.4 million (2005 - nil) recorded as non-cash unit based compensation. In the nine months ended September 30, 2006 cash payments of $3.8 million (2005 - nil) were recorded against general and administrative expense resulting in $4.8 million (2005 - nil) recorded as non-cash unit based compensation.

Provident Energy Trust Q3

10. Reconciliation of Cash Flow and Distributions

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
Cash provided by operating activities	$69,928	$81,965	$251,460	$185,873
Change in non-cash operating working capital	48,904	3,653	55,117	27,322
Site restoration expenditures	1,257	700	3,408	1,695
Cash flow from operations before changes in working capital and site restoration expenditures	120,089	86,318	309,985	214,890
Cash withheld for financing and investing activities	(49,119)	(26,985)	(102,093)	(46,822)
Cash distributions to unitholders	70,970	59,333	207,892	168,068
Accumulated cash distributions, beginning of period	780,282	521,381	643,360	412,646
Accumulated cash distributions, paid as declared, end of period	$851,252	$580,714	$851,252	$580,714
Cash distributions per unit	$0.36	$0.36	$1.08	$1.08

Cash withheld for financing and investing activities is a discretionary amount and represents the difference between cash flow from operations less distributions.

11. Subsequent Events

Initial public offering in the U.S.

In the fourth quarter of 2006 Provident’s subsidiary, BreitBurn Energy Partners, L.P. (the “Partnership”) completed its initial public offering, including an underwriter’s option, of 6,900,000 common units at U.S. $18.50 per unit.

On October 10, 2006, USOGP transferred approximately half of its proved reserves and two-thirds of its daily production, located primarily in the Los Angeles Basin in California and the Wind River and Big Horn Basins in Wyoming, to the Partnership. USOGP has retained its remaining producing properties located primarily in the West Pico and Orcutt fields. After the offering, the Trust indirectly owns approximately 96 percent of the general partner and approximately 65.6 percent of the limited partnership units. Provident continues to control the Partnership and has retained its approximate 96 percent interest in the remaining properties.

The net proceeds of the offering were approximately U.S. $118.8 million. Proceeds will be used to pay transaction costs, estimated at U.S. $3.5 million, repay long-term debt and fund the Partnership’s capital program.

12. Comparative balances

Certain comparative numbers have been restated to conform to the current period’s presentation.

13. Segmented Information

The Trust’s business activities are conducted through three business segments: Canadian oil and natural gas production, United States oil and natural gas production and midstream services and marketing.

Oil and natural gas production in Canada and the United States includes exploitation, development and production of crude oil and natural gas reserves. Midstream services and marketing includes fractionation, transportation, loading and storage of natural gas liquids, and marketing of crude oil and natural gas liquids.

Geographically the Trust operates in Canada and the USA in the oil and gas production business segment. The geographic components have been presented as well as the midstream and marketing business that operates in both Canada and the U.S.A.

Provident Energy Trust Q3

	Three months ended September 30, 2006
	Canadian Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream Services and Marketing (1)	Inter-segment Elimination	Total
Revenue
Gross production revenue	$93,375	$47,788	$141,163	$-	$-	$141,163
Royalties	(19,564)	(4,677)	(24,241)	-	-	(24,241)
Product sales and service revenue	-	-	-	470,575	-	470,575
Realized gain (loss) on financial derivative instruments	1,955	(2,195)	(240)	(10,972)	-	(11,212)
	75,766	40,916	116,682	459,603	-	576,285
Expenses
Cost of goods sold	-	-	-	384,306	-	384,306
Production, operating and maintenance	22,865	12,771	35,636	1,643	-	37,279
Transportation	805	-	805	2,237	-	3,042
Foreign exchange loss (gain) and other	271	-	271	(91)	-	180
General and administrative	6,490	5,730	12,220	5,550	-	17,770
	30,431	18,501	48,932	393,645	-	442,577

Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	45,335	22,415	67,750	65,958	-	133,708
Non-cash revenue
Unrealized gain (loss) on financial derivative instruments	14,346	23,024	37,370	47,367	-	84,737
Amortization of loss on financial derivative instruments	-	-	-	-	-	-
	14,346	23,024	37,370	47,367	-	84,737
Other expenses
Depletion, depreciation and accretion	41,247	6,480	47,727	10,915	-	58,642
Loss on redemption of convertible debentures	-	-	-	-	-	-
Interest on bank debt	2,520	1,774	4,294	5,040	-	9,334
Interest and accretion on convertible debentures	1,612	1,135	2,747	3,225	-	5,972
Amortization of deferred financing charges	260	183	443	520	-	963
Unrealized foreign exchange loss (gain)	-	-	-	(862)	-	(862)
Non-cash unit based compensation	1,208	777	1,985	940	-	2,925
Internal management charge	(239)	239	-	-	-	-
Gain on sale of assets	-	-	-	-	-	-
Capital taxes	259	-	259	-	-	259
Current and witholding tax (recovery) expense	-	(763)	(763)	(565)	-	(1,328)
Future income tax (recovery) expense	(9,765)	18,117	8,352	11,054	-	19,406
	37,102	27,942	65,044	30,267	-	95,311
Non-controlling interest - USOGP	-	1,929	1,929	-	-	1,929
Non-controlling interest - Exchangeables	(42)	72	30	325	-	355
Net income for the period	$22,621	$15,496	$38,117	$82,733	$-	$120,850
(1) Included in the Midstream Services and Marketing segment is product sales and services revenue of $56.2 million associated with U.S. operations.
Provident Energy Trust Q3

Three months ended September 30, 2006
Canadian Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream Services and Marketing	Inter-segment Elimination	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$1,218,836	$354,071	$1,572,907	$724,669	$-	$2,297,576
Intangible assets	-	-	-	199,157	-	199,157
Goodwill	330,944	-	330,944	102,402	-	433,346
Capital Expenditures
Capital expenditures	14,496	13,482	27,978	10,276	-	38,254
Corporate acquisitions	-	-	-	-		-
Oil and gas property acquisitions	473,197	-	473,197	-		473,197
Proceeds from property dispositions	466	-	466	-	-	466
Goodwill additions	-	-	-	-	-	-
Working capital
Accounts receivable	46,893	23,870	70,763	207,200	-	277,963
Petroleum product inventory	-	-	-	128,198	-	128,198
Accounts payable and accrued liabilities	69,417	57,126	126,543	164,970	-	291,513
Long-term debt	$522,468	$174,157	$696,625	$464,416	$-	$1,161,041

Provident Energy Trust Q3

Three months ended September 30, 2005
Canadian Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream Services and Marketing	Inter-segment Elimination	Total
Revenue
Gross production revenue	$129,293	$46,375	$175,668	$-	$-	$175,668
Royalties	(25,434)	(4,540)	(29,974)	-	-	(29,974)
Product sales and service revenue	-	-	-	181,017	-	181,017
Realized gain (loss) on financial derivative instruments	(15,841)	(5,780)	(21,621)	(142)	-	(21,763)
	88,018	36,055	124,073	180,875	-	304,948
Expenses
Cost of goods sold	-	-	-	157,749	-	157,749
Production, operating and maintenance	23,949	10,652	34,601	8,614	-	43,215
Transportation	1,390	-	1,390	-	-	1,390
Foreign exchange loss (gain) and other	(1,835)	-	(1,835)	(138)	-	(1,973)
General and administrative	5,377	2,870	8,247	1,672	-	9,919
	28,881	13,522	42,403	167,897	-	210,300
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	59,137	22,533	81,670	12,978	-	94,648
Non-cash revenue
Unrealized gain (loss) on financial derivative instruments	(7,434)	(263)	(7,697)	(1,604)	-	(9,301)
Amortization of loss on financial derivative instruments	(587)	-	(587)	-	-	(587)
	(8,021)	(263)	(8,284)	(1,604)	-	(9,888)
Other expenses
Depletion, depreciation and accretion	39,363	7,147	46,510	2,511	-	49,021
Loss on redemption of convertible debentures	-	-	-	-		-
Interest on bank debt	964	324	1,288	247	-	1,535
Interest and accretion on convertible debentures	2,923	981	3,904	747	-	4,651
Amortization of deferred financing charges	218	72	290	55	-	345
Unrealized foreign exchange loss (gain)	-	-	-	93	-	93
Non-cash unit based compensation	256	2,175	2,431	-	-	2,431
Internal management charge	(270)	270	-	-	-	-
Gain on sale of assets	-	-	-	-	-	-
Capital taxes	767	-	767	-	-	767
Current and withholding tax (recovery) expense	(1)	2,554	2,553	-	-	2,553
Future income tax (recovery) expense	4,298	-	4,298	-	-	4,298
	48,518	13,523	62,041	3,653	-	65,694
Non-controlling interest - USOGP	-	527	527	-	-	527
Non-controlling interest - Exchangeables	19	97	116	37	-	153
Net income for the period	$2,579	$8,123	$10,702	$7,684	$-	$18,386

Provident Energy Trust Q3

Three months ended September 30, 2006
Canadian Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream Services and Marketing	Inter-segment Elimination	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$656,152	$361,796	$1,017,948	$269,045	$-	$1,286,993
Goodwill	330,944	-	330,944	-	-	330,944
Capital Expenditures
Capital expenditures	28,456	11,209	39,665	1,097	-	40,762
Corporate acquisitions	-	-	-	-	-	-
Oil and gas property acquisitions	(680)	-	(680)	-	-	(680)
Proceeds from property dispositions	44,639	-	44,639	-	-	44,639
Goodwill additions	-	-	-	-	-	-
Working capital
Accounts receivable	74,819	19,547	94,366	92,862	(11,170)	176,058
Petroleum product inventory	-	-	-	35,115	-	35,115
Accounts payable and accrued liabilities	152,321	40,240	192,561	10,319	(11,170)	191,710
Long-term debt	$115,509	$37,374	$152,883	$29,288	$-	$182,171

Provident Energy Trust Q3

Nine months ended September 30, 2006
Canadian Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream Services and Marketing	Inter-segment Elimination	Total
Revenue
Gross production revenue	$298,670	$135,974	$434,644	$-	$-	$434,644
Royalties	(61,665)	(13,358)	(75,023)	-	-	(75,023)
Product sales and service revenue	-	-	-	1,322,545	-	1,322,545
Realized gain (loss) on financial derivative instruments	1,222	(4,397)	(3,175)	(20,803)	-	(23,978)
	238,227	118,219	356,446	1,301,742	-	1,658,188
Expenses
Cost of goods sold	-	-	-	1,111,151	-	1,111,151
Production, operating and maintenance	69,324	36,474	105,798	19,524	-	125,322
Transportation	3,591	-	3,591	9,294	-	12,885
Foreign exchange loss (gain) and other	(39)	-	(39)	(347)	-	(386)
General and administrative	17,655	19,680	37,335	16,911	-	54,246
	90,531	56,154	146,685	1,156,533	-	1,303,218
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	147,696	62,065	209,761	145,209	-	354,970
Non-cash revenue
Unrealized gain (loss) on financial derivative instruments	17,267	3,326	20,593	(39,614)	-	(19,021)
Amortization of loss on financial derivative instruments	-	-	-	-	-	-
	17,267	3,326	20,593	(39,614)	-	(19,021)
Other expenses
Depletion, depreciation and accretion	110,336	21,789	132,125	32,530	-	164,655
Loss on redemption of convertible debentures	-	-	-	-	-	-
Interest on bank debt	6,346	4,466	10,812	12,692	-	23,504
Interest and accretion on convertible debentures	4,892	3,443	8,335	9,784	-	18,119
Amortization of deferred financing charges	756	532	1,288	1,512	-	2,800
Unrealized foreign exchange loss (gain)	-	-	-	(663)	-	(663)
Non-cash unit based compensation	3,138	4,676	7,814	2,458	-	10,272
Internal management charge	(750)	750	-	-	-	-
Gain on sale of assets	-	-	-	-	-	-
Capital taxes	862	-	862	-	-	862
Current and withholding tax (recovery) expense	-	4,396	4,396	-	-	4,396
Future income tax (recovery) expense	(52,655)	15,876	(36,779)	(18,790)	-	(55,569)
	72,925	55,928	128,853	39,523	-	168,376
Non-controlling interest - USOGP	-	547	547	-	-	547
Non-controlling interest - Exchangeables	336	37	373	232	-	605
Net income for the period	$91,702	$8,879	$100,581	$65,840	$-	$166,421
(1) Included in the Midstream Services and Marketing segment is product sales and service revenue of $236.6 million associated with U.S. operations.
Provident Energy Trust Q3

Nine months ended September 30, 2006
Canadian Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream Services and Marketing	Inter-segment Elimination	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$1,218,836	$354,071	$1,572,907	$724,669	$-	$2,297,576
Intangible assets	-	-	-	199,157	-	199,157
Goodwill	330,944	-	330,944	102,402	-	433,346
Capital Expenditures
Capital expenditures	51,813	40,023	91,836	37,686	-	129,522
Corporate acquisitions	-	-	-	2,300	-	2,300
Oil and gas property acquisitions	473,720	(2,012)	471,708	-		471,708
Proceeds from property dispositions	(1,235)	(4)	(1,239)	-		(1,239)
Goodwill additions	-	-	-	4,278	-	4,278
Working capital
Accounts receivable	46,893	23,870	70,763	207,200	-	277,963
Petroleum product inventory	-	-	-	128,198	-	128,198
Accounts payable and accrued liabilities	69,417	57,126	126,543	164,970	-	291,513
Long-term debt	$522,468	$174,157	$696,625	$464,416	$-	$1,161,041

Provident Energy Trust Q3

Nine months ended September 30, 2006
Canadian Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream Services and Marketing	Inter-segment Elimination	Total
Revenue
Gross production revenue	$342,216	$113,226	$455,442	$-	$-	$455,442
Royalties	(68,918)	(10,943)	(79,861)	-	-	(79,861)
Product sales and service revenue	-	-	-	702,899	(90,420)	612,479
Realized gain (loss) on financial derivative instruments	(35,135)	(11,448)	(46,583)	369	-	(46,214)
	238,163	90,835	328,998	703,268	(90,420)	941,846
Expenses
Cost of goods sold	-	-	-	631,968	(90,420)	541,548
Production, operating and maintenance	71,841	28,003	99,844	24,666	-	124,510
Transportation	4,418	-	4,418	-	-	4,418
Foreign exchange loss (gain) and other	(1,066)	(504)	(1,570)	(255)	-	(1,825)
General and administrative	14,825	6,965	21,790	5,766	-	27,556
	90,018	34,464	124,482	662,145	(90,420)	696,207
Earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items	148,145	56,371	204,516	41,123	-	245,639
Non-cash revenue
Unrealized gain (loss) on financial derivative instruments	(11,294)	(8,908)	(20,202)	(2,501)	-	(22,703)
Amortization of loss on financial derivative instruments	(1,556)	-	(1,556)	-	-	(1,556)
	(12,850)	(8,908)	(21,758)	(2,501)	-	(24,259)
Other expenses
Depletion, depreciation and accretion	122,120	18,931	141,051	7,520	-	148,571
Loss on redemption of convertible debentures	31	10	41	8	-	49
Interest on bank debt	4,257	1,428	5,685	1,090	-	6,775
Interest and accretion on convertible debentures	10,521	3,531	14,052	2,692	-	16,744
Amortization of deferred financing charges	568	190	758	145	-	903
Unrealized foreign exchange loss (gain)	-	-	-	(163)	-	(163)
Non-cash unit based compensation	755	4,098	4,853	-	-	4,853
Internal management charge	(1,431)	1,431	-	-	-	-
Gain on sale of assets	-	-	-	(5,188)	-	(5,188)
Capital taxes	3,677	-	3,677	-	-	3,677
Current and withholding tax (recovery) expense	-	6,924	6,924	-	-	6,924
Future income tax (recovery) expense	(5,534)	-	(5,534)	-	-	(5,534)
	134,964	36,543	171,507	6,104	-	177,611
Non-controlling interest - USOGP	-	926	926	-	-	926
Non-controlling interest - Exchangeables	(85)	73	(12)	430	-	418
Net income for the peroid	$416	$9,921	$10,337	$32,088	$-	$42,425

Provident Energy Trust Q3

Nine months ended September 30, 2006
Canadian Oil and Natural Gas Production (COGP)	United States Oil and Natural Gas Production (USOGP)	Total Oil and Natural Gas Production	Midstream Services and Marketing	Inter-segment Elimination	Total
Selected balance sheet items
Capital Assets
Property, plant and equipment net	$656,152	$361,796	$1,017,948	$269,045	$-	$1,286,993
Goodwill	330,944	-	330,944	-	-	330,944
Capital Expenditures
Capital expenditures	63,728	41,373	105,101	1,747	-	106,848
Corporate acquisitions	-	91,420	91,420	-	-	91,420
Oil and gas property acquisitions	(680)	-	(680)	-	-	(680)
Proceeds from property dispositions	44,639	-	44,639	-	-	44,639
Goodwill additions	-	-	-	-	-	-
Working capital
Accounts receivable	74,819	19,547	94,366	92,862	(11,170)	176,058
Petroleum product inventory	-	-	-	35,115	-	35,115
Accounts payable and accrued liabilities	152,321	40,240	192,561	10,319	(11,170)	191,710
Long-term debt	$115,509	$37,374	$152,883	$29,288	$-	$182,171

Provident Energy Trust Q3

Board of Directors

John B. Zaozirny, Q.C. (2)	Hugh A. Fergusson, LLB (1)(3)	Byron J. Seaman, D.Sc. (3)
Chairman	Calgary, Alberta	Calgary, Alberta
Calgary, Alberta
	Norman R. Gish, LLB (2)	Mike H. Shaikh, CA (1)
Thomas W. Buchanan, CA	Calgary, Alberta	Calgary, Alberta
Calgary, Alberta
	Bruce R. Libin, Q.C. (1)(3)	Jeffrey T. Smith, P.Geol. (2)(3)
Randall J. Findlay, P.Eng.	Calgary, Alberta	Calgary, Alberta
DeWinton, Alberta
Robert W. Mitchell, Ph.D. (3)
Grant D. Billing, CA (2)	Calgary, Alberta
Calgary, Alberta

(1) Member of Audit Committee	(2) Member of Governance, Human	(3) Member of Reserves, Operations
	Resources and Compensation Committee	and EH&S Committee

Officers

Thomas W. Buchanan, CA	Murray N. Buchanan, MBA	Lynn M. Rannelli
Chief Executive Officer and President	Co-President, Midstream Business Unit	Assistant Corporate Secretary

David I. Holm, B.Comm., LLB	Andrew G. Gruszecki, MBA	Cameron G. Vouri, P.Eng.
Executive Vice President, Strategy,	Co-President, Midstream Business Unit	President, Canadian Oil and Gas
Finance, Business Development and Corporate Secretary		Production Business Unit
Gary R. Kline
	Senior Vice President, Commercial	Mark N. Walker, C.M.A.
Daniel J. O’Byrne, P.Eng., MBA	Development and Risk Management	Senior Vice President, Finance and
Executive Vice President, Operations and Chief Operating Officer		Chief Financial Officer

Banking Syndicate		Engineering Consultants

Lead Syndicate Members (Canada)	Lead Syndicate Members (U.S.)	McDaniel & Associates Consultants Ltd
National Bank of Canada	Wells Fargo Bank	Netherland, Sewell & Associates, Inc
Bank of Nova Scotia		Cawley, Gillespie & Associates, Inc
Bank of Montreal
The Toronto Dominion Bank

Auditors	Legal Counsel	Trustee
PricewaterhouseCoopers LLP	Macleod Dixon LLP	Computershare Trust Company of Canada

Stock Exchanges		Contact Information

Toronto Stock Exchange	New York Stock Exchange	For Investor Relations Inquiries:
Units: PVE.UN	Units: PVX
Debentures: PVE.DB.A		Laurie Stretch, MA
PVE.DB.B		Senior Manager, Investor Relations
PVE.DB.C		and Communications
PVE.DB.D		Phone: (403) 231-6710
info@providentenergy.com

800, 112 - 4 Avenue SW	Calgary, Alberta T2P 0H3	www.providentenergy.com
Phone: (403) 296-2233	Toll Free: (800) 587-6299	Fax: (403) 294-0111